
13002408



Gold Resource Corporation

NYSE MKT: GORO

SEC
Mail Processing
Section

MAY 06 2013

Washington DC
404

2012 Annual Report


GOLD RESOURCE CORPORATION
2010
1 OZ .999 FINE GOLD



A SHAREHOLDER FOCUSED PRECIOUS METAL PRODUCER

- **Delivering a growth profile of low-cost, high-margin production**
- **Demanding high returns on owner invested capital**
- **Distributing meaningful monthly dividends to maximize total returns to shareholders**

2012 Highlights:

- Record production of 90,432 ounces precious metal gold equivalent (AuEq)
- Total cash cost of $419 per gold equivalent ounce (per Gold Institute "total cash cost" calculation)
- Record annual revenue of $131.8 million
- Record annual mine gross profit of $87.8 million
- Record annual dividends of $36.5 million, or $0.69/share
- Successfully launched gold and silver dividend program
- Released initial NI-43-101 independent resource estimate for Arista deposit
- Physical gold and silver treasury of $5.8 million (at December 31, 2012)



2012 Annual Report

TABLE OF CONTENTS Page(s)

Q&A with President Jason Reid





How do you see the mining industry changing and how does that affect GORO going forward?

The mining industry is changing in response to investor demands after the sector's poor market performance compared to physical metals. Some investors have moved into precious metal Exchange Traded Funds (ETF's) in response. Investors today are no longer accepting the outdated industry mantra of growth for growth's sake, pushing poor return on capital projects and lackluster margins. They are demanding more exposure to gold and silver, a better return on capital invested and a better allocation of cash flow to include dividends, which ETF's lack.

While most companies are searching to adopt more relevant and sustainable business strategies, we feel GORO is ahead of the curve. We engineered a business plan from day one that aligns perfectly with today's new investor demands. We have always focused on the financial performance aspects to the business of mining. We set out with our own return of capital metric in which a project should return the startup capital to generate the first revenues within one year. We achieved the one year payback at our El Aguila Project. We also set out with a long term goal to return approximately one-third of our Cash Flow from Mine Site Operations (CFMSO) to the shareholders as dividends, returning approximately 30% of our CFMSO in 2011 and 39% in 2012.

In short, we see the mining industry responding to investor demands by moving towards our established philosophy, though we continue to evolve as well.

Mining companies are recently moving towards initiating or increasing dividends, but GORO's philosophy has always been centered on dividends. Can you explain that in more detail?

From our IPO in 2006, our goal was to one day distribute meaningful dividends, though at that time we received a great deal of pushback for that view. Our mantra was to "return as much cash back to the owners of the Company as soon and as often as possible." We are proud of the fact we may be the only mining company to have paid a dividend after the first month of declaring commercial production, back in July of 2010. We have paid a dividend every month since and now have paid shareholders over $1.55 per share. We are very proud of these returns, as our IPO price in September of 2006 was only $1.00 per share. The dividends paid to date now total over $82 million and underscores our shareholder friendly focus.

We target over the long term to return one-third of our Cash Flow from Mine Site Operations as dividends. This means as precious metal prices move up or down and as our operations produce more or less, our dividend may move accordingly. In this way we target a balanced approach dends and paying the required taxes as the primary drivers of our business decisions.

We are optimistic that at some point in the future, after our current mill expansion is complete and our Arista mine development is capable of delivering 1,500 tonnes per day of ore to the mill, our Oaxaca Mining Unit may have the ability to return $1.00 per share annually.

As we continue to evolve as a company, we want to move towards building more value and growth for our shareholders expressed in ounces of gold and silver. In 2012 we took another step in that direction. We are proud to have launched our unique dividend program whereby our shareholders can convert their monthly cash dividends into physical gold or silver bullion and take delivery if they so desire. This program allows shareholders the ability to benefit from the best performing asset class for a decade in physical gold. GORO offers this unique and beneficial program to shareholders, which further expresses shareholder value in ounces of physical gold and silver and delivered to the vault of your choice or your household doorstep.

How do you see the exploration potential at the Oaxaca Mining Unit?

We effectively control substantially all of a 48 kilometer long lineament that makes up an important mineralized structural corridor in Oaxaca, Mexico. With the El Aguila Project on one end and the El Rey property on the other end, and with indications of mineralization in between, we think we have a prized property position with tremendous exploration potential. When you add that this mineralization may be the youngest mineralized system in Mexico, at approximately 15 million years old, we believe much of this mineralized system has not been exposed by erosion. This is why the Arista deposit was a blind discovery, with its mineralization beginning just 100 meters below the surface. This is most likely the reason this area was overlooked in the past and bodes well for other potential deposit discoveries along this 48 kilometer trend.





We have several styles of mineralization that lends credence to the robustness and magnitude of this mineralizing system. We have low sulfidation epithermal gold mineralization, which expresses itself at the El Aguila open pit and at the El Rey property 48 kilometers away. We have high-grade intermediate polymetallic epithermal mineralization which we are mining at the Arista vein system and we also have strong indications of high-grade skarn type mineralization deeper than we presently have looked. We also have an area at our El Aguila property that shows classic stockwork fracturing filled with leading edge pathfinder minerals, arsenic and antimony, which geologic models would indicate could be zoning over possible significant mineralization.

We have only just begun to understand and to see the great potential that our property position holds over this exciting mineralized structural corridor. I think we will be exploring, mining and producing this dynamic system for many years to come.

How are some of the issues and challenges you experienced in 2012 being addressed for 2013?

Most new mines have issues and challenges, and it is often necessary to operate for a period of time to see just how to most effectively mine and develop a particular deposit. In 2012, we experienced our share of challenges with development, water and carbon dioxide gas. These challenges required us to hire a new team of professionals to manage the Company's on site operations. Great strides were made in late 2012 with mining the veins more efficiently with less dilution, improving the infrastructure underground including better water control with new pump stations, the addition of new ventilation fans and some development off the veins for better mining and water handling optionality. We have also moved to implement larger capacity underground mine trucks that will afford more efficient haulage of ore out of the mine and lower traffic congestion.

We are currently focused on lowering dilution with our mining methods, lowering costs by bringing in-house many positions that were previously contracted and modifying our mine plan to target higher grade ore shoots more efficiently. As with most underground mines, we will always have challenges. We are fortunate to have attracted many new qualified and experienced individuals from this competitive industry over the last year and have built an entirely new on site management team to better address ongoing and future challenges. All in all, we are pleased with the progress.

What is your philosophy on growing the Company?

Growth is important for any company, but it must be disciplined growth that meets the Company's growth criteria. Our current mill expansion, for instance, has an attractive return on capital aspect to it. We also have several criteria for development of a mining unit, but two of the most important are the potential ability to ultimately pay $1.00 per share dividends annually and payback the capital invested to generate the first revenues in one year. This keeps us focused on high-grade prospects with good infrastructure that are located in mining friendly jurisdictions like our Oaxaca Mining Unit. We remain focused on our Oaxaca Mining Unit but are also presently looking globally for our second mining unit to apply this same approach.

With the recent market volatility and precious metal pullback, are gold and silver still a relevant investment?

There are many people far more adept at addressing the macro view of precious metals, but nothing has fundamentally changed my thesis with gold and silver held in a portfolio. Simply put, if all it took was for countries globally to put ink on paper to create wealth, prosperity and cover debt obligations, then why does the world not always operate in this unconventional manner? Quantitative easing is a desperate response to a desperate debt situation. I believe the metal market volatility is temporary and in response to the compounding economic challenges with the unprecedented printing of global fiat currencies at the forefront. History records precious metals as a store of wealth in troubled times and an alternative investment that has outlived all fiat currencies. Those that now call for the end of gold were nowhere to be found in calling for the long term gold bull market and gold being the best performing asset for a decade now. I don't believe we have turned any real corners in solving the growing global debt problems, and precious metals should remain a solid investment for the long run under the status quo. Mining companies are very fortunate and unique to be in the business of extracting and producing real long term wealth, gold and silver, even during these volatile times. Gold Resource Corporation is unique among the miners in that we not only provide a meaningful dividend but give shareholders the option to convert a fiat currency dividend into real physical gold and silver.



2012 PERFORMANCE HIGHLIGHTS



Production
Precious Metal Gold Equivalent Ounces (2012 @ 53:1 Ag/Au Ounces)
100,000
80,000
60,000
40,000
20,000
0
10k
66k
90k
2010
2011
2012



Dividends Per Share*
US Dollars
1.00
0.80
0.60
0.40
0.20
0
$0.18
$0.50
$0.69
2010
2011
2012



Production Cost
2012 Total Cash Cost per Ounce (as defined by The Gold Institute's Standard)
$1000
$800
$600
$400
$200
0
$419
$727
GRC
Industry Avg.**

**Thomson Reuters GFMS's Gold Survey 2012 Update 1

Precious Metal gold equivalent ounces: **+37%**

Dividends Declared: **+38%**

Sales of Metal Concentrates: **+25%**

*Dividends paid monthly. Monthly dividends ranged from $0.05 to $0.06 in 2012, from $0.03 to $0.05 in 2011, and $0.03 in 2010.


SUPERIOR



Selected Financial Information:
(in thousands, except share data)

2012
Annual
Report

	2012	2011
Sales of Metal Concentrates:	**$131,794**	**$105,163**
Mine Gross Profit:	**$87,773**	**$80,521**
Dividends Per Share:	**$0.69**	**$0.50**
Treasury Gold and Silver Bullion:	**$5,809**	**$2,549**

2012 Revenue Distribution


82%
18%

Precious Metals: Gold, Silver

Base Metals: Copper, Lead, Zinc

2012 Average Arista Mill Head Grades

Precious Metals:

Gold: 4.30 grams/tonne

Silver: 355 grams/tonne

Base Metals:

Copper: 0.45%

Lead: 1.70%

Zinc: 3.98%


CAT

ARISTA UNDERGROUND MINE

A High-Grade, Polymetallic Epithermal System

PA&H Initial NI-43-101 Resource (July 2012)

Cut-Off (Grade g/t)	Tonnes	GRADE IN-SITU ESTIMATES					PRECIOUS METALS AuEq IN-SITU ESTIMATES		
		Au (g/t)	Ag g/t	Cu %	Pb %	Zn %	oz/t	g/t	Years
1* g/t	4,480,711	2.12	210	0.32	1.20	4.10	0.20	6.22	10
7* g/t	2,305,485	3.62	350	0.44	1.88	5.88	0.34	10.58	5
9* g/t	**1,606,286**	**4.47**	**428**	**0.50**	**2.19**	**6.08**	**0.43**	**13.37**	**4**

Gold Resource Corporation targets the 9 g/t cutoff: the highest quality, highest margin production ounces.

AuEq = Precious Metal Gold Equivalent. In-Situ = in place, not accounting for mining dilution

(PA&H) Pincock Allan & Holt July 2012 Third Party Estimate AuEq @ 50:1 Au,Ag ratio

*Indicated and Inferred. Years= mine life at 440,000 tonnes per year.

PA&H RESOURCE CRITERIA INCLUDES STANDARDS ESTABLISHED UNDER CANADIAN NI 43-101 FOR INDICATED AND INFERRED RESOURCES NOT PROVEN AND PROBABLE RESERVES FOR U.S. REPORTING PURPOSES. U.S. investors are cautioned not to assume that all or any part of measured, indicated or inferred resources will ever be converted into proven and probable reserves.

Arista Mine 3D Vein Diagram



Splay 03
February 2013
(New Discovery)
Alta Vein
Arista Vein
Splay 05
December 2012
(New Discovery)
Baja Vein

Additional mineralized veins and splays continue to expand the Arista vein system.

Calender Year-End Precious Metal "Arista" Production Targets



~37%
Increase
YR/YR
Production range
to be determined
Precious Metal Gold Equivalent oz's (AuEq)
Projected 53:1 Ag/Au
150,000
125,000
100,000
75,000
50,000
25,000
0
90,432
66,159
10,493
2010
2011
2012
2013
2014
2015
YEAR
2013 Target Range: 80,000-100,000 AuEq oz's





109007
109003
108044
109008
109001
Distribution Trend
Distribution Trend
100 Meters

EXPLANATION

PA&H NI-43-101 Resource Envelope (July 2012)

Drill Holes Inside NI-43-101 Resource Estimate

Drill Holes Outside NI-43-101 Resource Estimate

Gold & Silver Distribution Southeast Trend

Drill Holes Outside NI-34-101Resource Estimate

Drill Hole	Thickness (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
109001	3.9	9.74	280	0.28	0.88	1.08
109003	6.3	3.94	407	0.18	1.48	3.80
108044	7.0	4.23	324	0.65	1.69	5.22
109007	0.5	8.89	1490	0.38	0.63	1.29
108008	0.3	0.98	696	1.79	0.06	0.22

Gold Resource Corporation is targeting the 9 gram cutoff grade, focusing on the quality, high margin ounces.

EXPLORATION

"Investing in our future"





PUEBLA
Tezonapa
Huautla de Jimenez
San Juan Bautista Tuxtepec
Huajuapan de Leon
Villa de Tamazulapan
Santo Domingo Tomaltepec
Santiago Juxtlahuaca
OAXACA
Santa Maria Asuncion Tlaxiaco
Oaxaca
VERACRUZ
Sarabia
GUERRERO
48 km
70°
Las Margaritas
El Rey
El Barrio de la Soledad
El Chamizo
El Aguila
Union Hidalgo
CHIAPAS
Santiago Pinotepa Nacional
Santiago Jamiltepec
Juchitan de Zaragoza
San Francisco Ixhuatan
Santa Catarina Juguila
Alta Gracia
El Fuego
Salina Cruz
San Pedro Mixtepec
Therra Blanca
Pueto Escondido
Chacalapa
San Pedro Pochutla
Puerto Angel
Pacific Ocean
Gulf of Tehuantepect
Gulf of Mexico
Pacific Ocean
Mexico City
Oaxaca State



- **GRC now controls 57,868 hectares, or 223 square miles in Oaxaca, Mexico, with 48 kilometers, or 30 miles, along an important mineralized North 70 West structural corridor**
- **99% of properties yet to be drilled.**



SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

“A partnership in building stronger communities”



➤➤➤ Dental Clinics

➤➤➤ Environmental Commitment



➤➤➤ Reforestation

➤➤➤ Agricultural Training


SAN JOSE DE GRACIA

➤➤➤ Medical Clinics



➤➤➤ Student Scholarships

➤➤➤ Hire Locally



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual future results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes included in this report and with the understanding that our actual future results may be materially different from what we currently expect.

Introduction

The following discussion summarizes our results of operations for three fiscal years ended December 31, 2012 and our financial condition at December 31, 2012 and 2011, with a particular emphasis on the year ended December 31, 2012. The discussion also presents certain Non-GAAP financial measures that are important to management in its evaluation of our operating results and which are used by management to compare our performance with what we perceive to be peer group mining companies and relied on as part of management's decision-making process. Management believes these measures may also be important to investors in evaluating our performance. For a detailed description of each of the Non-GAAP financial measures, please see the discussion under "**Non-GAAP Measures**" below.

Overview

Business

We are a mining company that pursues gold and silver projects that are expected to have low operating costs and high returns on capital. We are presently focused on mineral production at the *El Aguila* Project in Oaxaca, Mexico. We achieved commercial production in July 2010 at our *El Aguila* open pit mine with a metal concentrate containing our primary product of gold and a silver by-product. Operations at the *El Aguila* open pit mine ceased in February 2011 with the start-up of mine operations at the *La Arista* underground mine in March 2011. Our *La Arista* underground mine produces metal concentrates that contain our primary metal products of gold and silver, and by-products of copper, lead and zinc.

The mill located at our *El Aguila* Project produced a total of 90,432 precious metal gold equivalent ounces for the year ended December 31, 2012, which was within our revised 2012 target mill production of 85,000 to 100,000 precious metal gold equivalent ounces. During this period, we sold 72,399 of precious metal gold equivalent ounces at a total cash cost (including royalties) of $419 per precious metal gold equivalent ounce sold. Precious metal gold equivalent is determined by taking the silver ounces produced or sold and converting them to precious metal gold equivalent ounces using the gold to silver average price ratio. The gold and silver average prices used are the actual metal prices realized from the sales of our metals concentrate. (Please see the section titled "**Non-GAAP Measures**" below for additional information concerning the cash cost per ounce measure.) For the year ended December 31, 2012, we recorded revenues of $131.8 million, mine gross profit of $87.8 million and net income of $33.7 million.

Although our annual mill production increased 36.5% over the prior year, we encountered several challenges with production at *La Arista* during 2012, including higher than planned mining dilution in our long-hole stopes, mining of lower grade vein margins and splays, continued development and infrastructure needs in the mine related to abatement of water inflow at lower levels and ventilation upgrades to reduce carbon dioxide levels. In order to adequately address these issues in 2013, our new on-site management team has taken a more proactive development approach to mitigate effects of water and carbon dioxide gas including some off vein development, construction of additional ventilation fans providing fresh air to the mine and additional water pumping stations.

Exploration Stage Company

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable reserves at our *El Aguila* Project in Oaxaca, Mexico or any of our other properties. Accordingly, as required by the SEC guidelines (*see* **Note 1 to the Consolidated Financial Statements**) and U.S. GAAP for companies in the exploratory stage, substantially all of our investment in mining properties to date, including construction of the mill, mine facilities and mine development expenditures, have been expensed and therefore do not appear as assets on our balance sheet. Certain expenditures, such as expenses for rolling stock or other general purpose equipment, may be capitalized, subject to our evaluation of the possible impairment of the asset.

Our characterization as an exploration stage company regarding the treatment of construction and development expenditures as an operating expense rather than as a capital expenditure, has caused us to report larger losses in 2010 and lower net income in 2011 and 2012 than if we had capitalized the expenditures. Additionally, we will not have a corresponding depreciation or amortization expense for these costs going forward since they are expensed as incurred rather than capitalized. Although the majority of the capital expenditures for the *El Aguila* Project were completed between 2007 and 2010, we expect underground mine construction to continue in future years and we will be completing additional capital improvements at our *El Aguila* mill during 2013 and future years. In comparison to other mining companies that capitalize development expenditures because they have exited the exploration stage, we may report larger losses or lesser profits as a result of this ongoing construction, which will be expensed instead of capitalized for accounting purposes. We expect to remain as an exploration stage company for the foreseeable future, even though we have reached commercial production. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable reserves that meet the SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred.

Exploration Activities

During 2012, we continued to focus primarily on infill and step out drilling at the *La Arista* underground mine, located at the *El Aguila* Project. Because this drilling is used to define the mineralization and to assist in mining of the ore at the underground mine, these expenses are considered development and delineation of the ore body (not exploration), and these costs are classified as construction and development in the consolidated statements of operations.

Exploration activities that are classified as exploration expenses in the consolidated statements of operations include, but are not limited to, drilling on other areas of the *El Aguila* property to test new geologic targets and exploration work on our other properties. Exploration during 2012 included commencing a surface drill program on portions of the *Las Margaritas* property, we also are completing a limited drilling campaign at *Alta Gracia* and *El Chamizo* focusing on previously identified drill targets.

Physical Dividend Program

In April 2012, we launched a physical dividend program pursuant to which our shareholders have the option to convert the cash dividends we pay into physical gold and silver bullion. As part of our overall strategy to diversify our treasury and to facilitate this program, we purchase gold and silver bullion. In order for a shareholder to convert their cash dividend into physical gold and/or silver, the shareholder must opt-in to the physical dividend program and request the conversion of their cash dividend, or any portion thereof, into physical gold and/or silver. For those shareholders who elect to convert their cash dividend into gold and/or silver bullion, the gold and silver will be delivered in the form of gold/silver one ounce bullion rounds. No action is required by any shareholder who elects not to participate in the physical metals program. For those shareholders who wish to convert any portion of their cash dividend into gold and/or silver bullion, the process is summarized as follows:

- Shareholders must register and hold their Gold Resource Corporation common shares in their name directly with our transfer agent, Computershare Investor Services, and not through a brokerage house or other intermediary. This is a requirement so that we can locate and validate the shareholder's position in our common stock.

- Shareholders must set up an individual account with Gold Bullion International ("GBI"), 225 Liberty Street New York, NY 10006. GBI facilitates the cash to gold and silver conversion.

- Shareholders then direct their cash dividend check issued by Computershare to be electronically sent to that shareholder's GBI account for the option to have it, or any portion thereof that denominates into a one ounce gold or silver bullion round. The election to convert all or any portion of the shareholder's cash dividend into bullion is governed by an agreement between the shareholder and GBI.

- Shareholders with accounts at GBI who wish to change their current gold, silver or cash allocations for their cash dividend must do so by midnight EDT on the date preceding the monthly dividend record date. (We issue a press release with details of each dividend declaration, and the dividend record and payment dates.)

- On the dividend record date, the number of bullion ounces to be converted and distributed to the shareholder's individual account on the dividend payment date is calculated as the dollar value of that portion of the cash dividend the shareholder elected to convert to bullion, divided by the London Bullion Market PM gold fix on the record date or the London Bullion Market silver fix on the record date.

- Only whole ounces of gold and silver bullion are credited to a shareholder's individual account on the dividend payment date. The cash value attributable to fractional ounces will remain in the shareholder's individual account as cash until such time as future dividends provide the shareholder with sufficient cash to convert to whole ounces of gold or silver based on the London PM gold fix and silver fix on a future dividend record date, and based on the shareholder's self-directed gold, silver or cash allocations in effect at that time. The shareholder may also choose to move their cash out of their GBI account. Shareholders cannot move cash into their GBI account for conversion into gold and silver. Only the shareholder's cash dividend sent from Computershare is eligible for conversion.

During the year ended December 31, 2012, we purchased approximately 1,974 ounces of gold and 59,001 ounces of silver at market prices for a total cost of $5.2 million. During the year ended December 31, 2011, we purchased approximately 868 ounces of gold and 41,728 ounces of silver at market prices for a total cost of $3.0 million.

Settlement with Concentrate Buyer

On November 5, 2012, we entered into a settlement agreement with our concentrate buyer as a result of the dispute over the metallurgical content of the concentrates sampled at buyer's facility after discovering issues related to the transportation, handling, control and sampling of those concentrates, and the resulting assays that were obtained from those samples. We believe the concentrates had been tampered with and compromised sometime after the shipments left the mine site and until the concentrates were sampled at the buyer's warehouse. The settlement agreement required the buyer to pay us $1.5 million, representing the amount by which our provisional invoices for April, May and June 2012 exceeded the tentative settlement value, based on assays taken at the buyer's warehouse. In addition, the settlement agreement required us to accept the final settlement value, based on assays taken at the buyer's warehouse, for shipments made in February and March 2012. The settlement resulted in a reduction to precious metal gold equivalent sold of approximately 1,400 ounces and a net reduction to sales of metal concentrates of $3.3 million, which included assay, pricing and other settlement adjustments with the buyer, for the six months ended June 30, 2012. These adjustments were recorded in the restated first and second quarter 2012 financial statements.

Other Events

In April 2012, the Board of Directors increased the instituted monthly dividend payment from $0.05 per share to $0.06 per share. Prior to instituting a regular monthly dividend in August 2011, the dividends were characterized as special dividends. Our long-term goal is to distribute approximately one-third of our Cash Flow from Mine Site Operations (See Non-GAAP Measures) as dividends to shareholders. In 2011, we distributed approximately 29.8% of Cash Flow from Mine Site Operations in shareholder dividends. In 2012, we distributed approximately 39.5% of Cash Flow from Mine Site Operations to our shareholders as dividends. Our dividends should not be considered a prediction or guarantee of future dividends. Our instituted dividend may be modified or discontinued at the discretion of our Board of Directors, depending on variables such as, but not limited to, operating cash flow, development requirements and strategies, construction projects, spot gold and silver prices, taxation and general market conditions.

Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales of metals concentrate, net

During the year ended December 31, 2012, we generated sales of $131.8 million, net of treatment charges, compared to sales of $105.2 million during the same period of 2011, an increase of 25.3%. The significant increase in sales for the year ended December 31, 2012 resulted from an increase in payable metals sold due to an increase in tonnes milled in 2012 at the *La Arista* underground mine. Fewer ore tonnes were milled and payable metals sold in 2011, principally due to operations at *La Arist*a not commencing until March 2011. Revenue generated from sale of base metals contained in our concentrates is considered a by-product of our gold and silver production. (See Production and Sales Statistics tables titled "*La Arista* Underground Mine" and "*El Aguila* Open Pit Mine" below for additional information regarding the three months and years ended December 31, 2012 and 2011). The year ended 2012 was our second full year of commercial production. Metals prices realized in 2012 were mixed over the prior year, with average per ounce gold prices increasing to $1,676 from $1,644 per ounce, a 2% increase, and average per ounce silver prices decreasing to $31 from $35 per ounce, a 12% decrease.

Below are certain key operating statistics for our *La Arista* underground mine for 2012 and 2011 and the *El Aguila* open pit mine for 2011. Our production for 2012 consisted of ore from our *La Arista* underground mine. Our production for 2011 consisted of ore from both the *La Arista* underground mine and the *El Aguila* open pit mine. Production for the three months ended December 31, 2011 did not include ore from the *El Aguila* open pit mine, which ceased operations in February 2011, but it did include ore from the *La Arista* underground mine, which began operations in March 2011. Our production rate at *La Arist*a is directly a result of mine development and the establishment of sufficient stopes and working faces. The number of stopes and working faces has increased as we have gone deeper in the mine, which has resulted in more tonnes of ore processed at the mill in 2012 as compared to 2011. We also sustained, at various times, higher than expected mining dilution rates as high as 35% to 40% in the second quarter of 2012 as well as higher than targeted dilution rates at various times in the remaining quarters. This dilution lowers the head grades. We believe this to be an unacceptable dilution percentage and we continue to take steps to lower dilution.

Production and Sales Statistics

	La Arista Underground Mine		La Arista Underground Mine	
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011
Production Summary				
Milled:				
Tonnes Milled	71,541	55,434	282,120	167,806
Tonnes Milled per Day	778	603	773	561
Grade:				
Average Gold Grade (g/t)	4.63	4.20	4.30	3.35
Average Silver Grade (g/t)	314	453	355	424
Average Copper Grade (%)	0.46	0.61	0.45	0.48
Average Lead Grade (%)	1.99	1.73	1.70	1.40
Average Zinc Grade (%)	4.78	3.70	3.98	2.92
Recoveries:				
Average Gold Recovery (%)	89	89	88	89
Average Silver Recovery (%)	94	93	93	93
Average Copper Recovery (%)	85	76	78	77
Average Lead Recovery (%)	73	79	70	78
Average Zinc Recovery (%)	82	79	81	76
Mill production (before payable metal deductions)[1]				
Gold (ozs.)	9,528	6,631	34,417	16,027
Silver (ozs.)	675,607	753,414	2,996,743	2,122,000
Copper (tonnes)	277	258	986	620
Lead (tonnes)	1,037	760	3,374	1,840
Zinc (tonnes)	2,809	1,617	9,115	3,730
Payable metal sold[1]				
Gold (ozs.)	5,774	5,873	26,675	15,700
Silver (ozs.)	417,932	716,221	2,446,232	2,034,187
Copper (tonnes)	162	194	769	464
Lead (tonnes)	953	622	3,187	1,510
Zinc (tonnes)	2,218	1,390	7,222	2,812
Average metal prices realized				
Gold (oz.)	$ 1,691	$ 1,691	$ 1,676	$ 1,644
Silver (oz.)	$ 36	$ 30	$ 31	$ 35
Copper (tonne)	$ 7,942	$ 7,019	$ 8,033	$ 8,095
Lead (tonne)	$ 2,256	$ 1,873	$ 2,110	$ 2,184
Zinc (tonne)	$ 1,952	$ 1,800	$ 1,967	$ 1,995
Gold equivalent ounces produced (mill production)[1]				
Gold Ounces	9,528	6,631	34,417	16,027
Gold Equivalent Ounces from Silver	14,254	13,303	56,015	44,663
Total Gold Equivalent Ounces [3]	23,782	19,934	90,432	60,690
Gold equivalent ounces sold[1]				
Gold Ounces	5,774	5,873	26,675	15,699
Gold Equivalent Ounces from Silver	8,818	12,646	45,724	42,815
Total Gold Equivalent Ounces	14,592	18,519	72,399	58,514
Total Cash Cost per Gold Equivalent Ounce[2]	$ 551	$ 279	$ 419	$ -

(1) Mill production represents metal contained in concentrates produced at the mill, which is before payable metal deductions are levied by the buyer of our concentrates. In addition, mill production quantities for the year ended December 31, 2012 do not reflect any deduction for 583 gold ounces, respectively, and 45,432 silver ounces, respectively, (approximately 1,400 gold equivalent ounces) resulting from the settlement agreement with the buyer of our concentrates as discussed on page 30 under "Settlement with Concentrate Buyer". Gold equivalent ounces sold for the year ended December 31, 2012 have been reduced by approximately 1,400 gold equivalent ounces as a result of the settlement.
(2) A reconciliation of this non-GAAP measure to mine cost of sales, the most comparable GAAP measure, can be found below in Non-GAAP Measures. Total cash cost per gold equivalent ounce sold for the combined La Arista underground mine and the El Aguila open pit mine for the for the year ended December 31, 2011, can be found in Non-GAAP Measures below.
(3) Gold equivalent mill production for 2012 of 90,432 ounces differs from gold equivalent ounces sold for 2012 of 72,399 due principally to buyer (smelter) concentrate processing deductions of approximately 9,078 gold equivalent ounces, a settlement agreement with the buyer of the Company's concentrates of approximately 1,400 gold equivalent ounces and an increase in gold equivalent ounces contained in ending inventory of approximately 7,555 ounces.

Production and Sales Statistics

		El Aguila Open Pit Mine
		Year Ended December 31,
		2011 (1)
Production Summary		
Milled:		
Tonnes Milled		46,409
Tonnes Milled per Day		829
Grade:		
Average Gold Grade (g/t)		4.18
Average Silver Grade (g/t)		53
Recoveries:		
Average Gold Recovery (%)		89
Average Silver Recovery (%)		75
Mill production (before payable metal deductions)		
Gold (ozs.)		5,559
Silver (ozs.)		58,309
Payable metal sold		
Gold (ozs.)		3,917
Silver (ozs.)		43,605
Average metal prices realized		
Gold (oz.)	$	1,383
Silver (oz.)	$	34
Gold equivalent ounces produced (mill production)		
Gold Ounces		5,559
Gold Equivalent Ounces from Silver (2)		-
Total Gold Equivalent Ounces		5,559
Gold equivalent ounces sold		
Gold Ounces		3,917
Gold Equivalent Ounces from Silver (2)		-
Total Gold Equivalent Ounces		3,917

(4) Total cash cost per gold equivalent ounce sold for the combined *La Arista* underground mine and the *El Aguila* open pit mine for the for the year ended December 31, 2011 can be found in the *Non-GAAP Measures.*
(5) Silver ounces were considered a by-product in arriving at the total cash cost per ounce equivalent.

For the year ended December 31, 2012, we sold 26,675 ounces gold and 2,446,232 ounces silver from the *La Arista* underground mine for at gross sales value of approximately $44.7 million and $75.8 million, respectively. This compares to 19,617 ounces gold and 2,077,792 ounces silver during 2011 from both the *La Arista* underground mine and *El Aguila* open pit mine, for gross sales value of $31.3 million and $72.7 million respectively. From the *El Aguila* open pit mine, we sold 3,917 ounces gold and 43,605 ounces silver during the first two months of 2011 and from the *La Arista* underground mine, we sold 15,700 ounces gold and 2,034,187 ounces silver during the last ten months of 2011. The increase in sales in 2012 principally resulted from a full year of operations at *La Arista* in 2012, versus ten months of operations at *La Arista* in 2011.

Production

For the year ended December 31, 2012 mill production totaled 90,432 ounces of precious metal gold equivalent compared to 66,249 ounces of precious metal gold equivalent for 2011. *See* the table titled "**Production and Sales Statistics-*El Aguila* Project**" above for additional information regarding our mineral production statistics.

We continue to focus on mining and development activities at the *La Arista* underground mine. Our production is dependent on the rate of mine development and the establishment of sufficient stopes and working faces. We anticipate the number of stopes and working faces will increase in 2013 and that precious metal mill production may be similar with 2012 mill production. Our 2013 mine plan anticipates that we will be mining areas of the deposit that contain higher levels of base metals, as compared to 2012.We are targeting mill production of 80,000 to 100,000 ounces of precious metal gold equivalent in 2013.

Mine gross profit. For the year ended December, 2012 mine gross profit totaled $87.8 million compared to $80.5 million for the year ended December 31, 2011. The increase in mine gross profit from the prior year was primarily due to the increase in sales of metal concentrate due to an increase in the quantities of payable metal sold. Mine gross profit as a percent of sales for the year ended December 31, 2012 decreased to 66.6% from 76.6% during the same period in 2011, principally due to higher labor, contractor services, diesel, concentrate transportation and other operating costs in 2012.

Net income (loss) before extraordinary item. For the year ended December 31, 2012, net income before extraordinary item was $33.7 million, or $0.60 per diluted share, as compared to net income before extraordinary item of $60.1 million or $1.06 per diluted share, for the comparable period of 2011. The $26.4 million decrease in net income in 2012 was principally attributable to a $12.0 million income tax benefit in 2011 resulting from a reduction to the income tax valuation allowance, as compared to $13.3 million of income tax expense in 2012.

Costs and expenses. Total costs and expenses during the year ended December 31, 2012 were $38.1 million compared to $34.9 million during the comparable period of 2011, an increase of $3.2 million, or 9.2%. The increase resulted from an increase in general and administrative expenses, and exploration expenses, which were partially offset by a decrease in construction and development expenses, as discussed in more detail below.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 was $13.5 million compared to $8.9 million for the same periods of 2011. The $4.6 million increase in 2012 principally resulted from higher stock-based compensation expense, investor relations activities, professional services and insurance costs.

Exploration expenses. Property exploration expenses totaled $8.0 million for the year ended December 31, 2012, compared to $4.9 million during the same period of 2011. The $3.1 million increase in exploration expenses results from higher expenditures in 2012 to evaluate and drill new exploration targets on the *El Aguila* and *Alta Gracia* properties, and to evaluate other prospects near our *La Arista* underground mine. We also set up an exploration office in Turkey in September 2012. Exploration costs associated with definition and delineation drilling of the *La Arista* vein system are reflected in construction and development expenses.

Construction and development expenses. Construction and development expenses during the year ended December 31, 2012 decreased to $16.6 million from $21.0 million during 2011. Construction and development includes mine development costs attributable to definition and delineation drilling of the *La Arista* vein system, and construction related activities at the *El Aguila* Project. The $4.4 million decrease when compared to 2011 is due to lower expenditures in 2012 relating to construction of the tailings dam, expansion of the flotation cells in the flotation circuit in the mill, construction of the mine camp and infrastructure construction. We will continue to focus on further mine development of *La Arista* and construction related activities at the *El Aguila* Project for the foreseeable future.

Other (expense)income. For the year ended December 31, 2012, we recorded other expense of $2.7million, compared to other income of $2.4 million during the same period of 2011. The change in other (expense) income resulted primarily from recognizing a foreign currency loss of $2.9 million during the year ended December 31, 2012 compared to a foreign currency gain of $2.7 million in the comparable period in 2011. The current year losses resulted from currency translation adjustments during a period when the dollar was increasing compared to the Mexican peso, and a $2.0 million reclassification from other comprehensive loss to foreign exchange loss.

Provision for income taxes. For the year ended December 31, 2012, income tax provision was $13.3 million as compared to an income tax benefit of $12.0 million for the year ended December 31, 2011. The $25.3 million increase in income tax provision in 2012 principally resulted from a $28.3 million reduction to a valuation allowance on deferred tax assets in 2011 as compared to a $4.6 million reduction to a valuation allowance on deferred tax assets in 2012. There was no corresponding income tax provision or benefit during the 2010 due to start-up of operations in 2010. As of December 31,

2012, there were no remaining valuation allowances on the Company's deferred tax assets. *See* **Note 7 to the Consolidated Financial Statements** for additional information.

Extraordinary item. On April 20, 2011, the *El Aguila* Project suffered severe damage from an anomalous rain and hail storm which flooded the *La Arista* underground mine and damaged existing roads, buildings and equipment. We experienced a loss of $2.5 million, for which we recorded an extraordinary loss of $1.8 million, net of income tax benefit of $0.8 million, for the year ended December 31, 2011.

Results of Operations – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

During the year ended December 31, 2011 we sold 19,617 ounces of gold at an average realized price of $1,596 per ounce for $31.3 million of gross revenue, and 2,077,792 ounces of silver at an average realized price of $35 per ounce for approximately $72.7 million of gross revenue, compared to 10,493 ounces of gold at an average realized price of $1,201 per ounce for $12.6 million of gross revenues, and 111,316 ounces of silver at an average realized price of $20 per ounce for approximately $2.2 million of gross revenue for 2010. Mine gross profit for the year ended December 31, 2011 was $80.5 million compared to $8.0 million in the comparable period of 2010, an increase of $72.5 million or 906%. The increase was due to a full twelve months of mine operations in 2011 compared to only six months of operations in 2010.

For the year ended December 31, 2011 we reported a net income of $58.4 million, or $1.10 per share, compared to a net loss of $23.1 million, or $0.46 per share, for the year ended December 31, 2010. Our net income increased in 2011 due to ramp-up of operations in 2010 as compared to a full year of operations in 2011.

Total costs and expenses for the year ended December 31, 2011 were $34.9 million compared to $30.8 million in the comparable period of 2010, an increase of $4.1 million or 13.3%. The increase in costs and expenses was primarily due to our operations transitioning to underground mine development activities and an increase in stock-based compensation.

Exploration expense for the year ended December 31, 2011 of $4.9 million was consistent with our level of exploration activity in 2010 of $4.7 million.

Construction and development for the year ended December 31, 2011 of $21.0 million increased by $2.6 million or 14.1% when compared to 2010 of $18.4. The higher cost in 2011 was primarily due to the completion of the second phase of the tailings dam, and expansion of the flotation cells in the mill's flotation circuit during 2011.

General and administrative expenses increased $1.4 million or 18.7% to $8.9 million for the year ended December 31, 2011 as compared to $7.5 million for the comparable period in 2010. The increase was attributable to increases in professional fees, salaries and benefits and stock-based compensation.

For the years ended December 31, 2011 and 2010, we recorded a currency translation adjustment loss of $3.2 million and a currency translation adjustment gain of $0.2 million, respectively, resulting from the translation of our subsidiary's Mexican peso denominated functional currency financial statements into the US dollar reporting currency.

Non-GAAP Measures

Throughout this report, we have provided information prepared or calculated according to U.S. GAAP, as well as provided some non-U.S. GAAP ("non-GAAP") performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by U.S. GAAP, they may not be comparable to similar measures presented by other companies. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Total Cash Cost per Gold Equivalent Ounce Sold

We use total cash cost (including royalties) per gold equivalent ounce sold, calculated in accordance with the Gold Institute's Standard, as one indicator for comparative monitoring of our mining operations from period to period and believe that investors also find this information helpful when evaluating our performance. Total cash costs are arrived at by taking mine cost of sales, plus treatment and refining charges (which are netted against revenues), less by-product credits earned from sales of metals we consider by-products (copper, lead and zinc at the *La Arista* underground mine and silver at the *El Aguila* open pit mine) less noncash items such as depreciation and amortization, accretion, stock-based compensation, and reclamation costs. Total cash costs are divided by gold equivalent ounces sold (gold ounces sold, plus gold equivalent ounces of silver ounces sold converted to gold ounces using our realized gold price per ounce to silver price per ounce ratio, at the *La Arista* underground mine; and gold ounces sold at the *El Aguila* open pit mine) to arrive at total cash cost per gold equivalent ounce sold. There can be no assurance that our reporting of this Non-GAAP measure is similar to that reported by other mining companies.

For reporting periods prior to 2012, we reported cash operating cost per gold equivalent ounce produced (on-site mill production). These amounts have been restated in this Management's Discussion and Analysis to reflect our current reporting method, of total cash cost per gold equivalent ounce sold, which we believe is the most common method used by companies that apply the Gold Institute Standard. The principal difference between cash operating costs and total cash costs is that cash operating costs exclude royalty costs, whereas total cash costs include royalty costs. Our concentrates are subject to a 5% net smelter returns royalty. The principal difference between gold equivalent ounces produced at the mill and gold equivalent ounces sold, is that gold equivalent ounces produced at the mill do not reflect payable metal deductions levied by smelters, whereas gold equivalent ounces sold are after payable metal deductions levied by smelters.

We have reconciled total cash cost per gold equivalent ounce sold to reported U.S. GAAP measures in the table below. The most comparable financial measures to our total cash cost is mine cost of sales calculated in accordance with U.S. GAAP. Mine cost of sales is obtained from the consolidated statements of operations.

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2012	2011	2012	2011
		(In thousands, except ounces sold and total cash cost per gold equivalent ounce)			
Gold equivalent ounces sold		14,592	18,519	72,399	62,431
Cost of sales - production costs	$	11,182 $	7,284 $	44,021 $	24,642
Treatment and refining charges		3,978	4,273	16,680	11,400
By-product credits		(7,609)	(5,027)	(26,837)	(14,357)
Depreciation and amortization		(425)	(146)	(1,366)	(473)
Accretion		(21)	(18)	(81)	(82)
Reclamation costs		(314)	-	(373)	-
Stock-based compensation		1,251	(1,195)	(1,737)	(4,336)
Total cash costs	$	8,042 $	5,171 $	30,307 $	16,794
Total cash cost per gold equivalent ounce sold (including royalties)	$	551 $	279 $	419 $	269

Cash Flow from Mine Site Operations

Cash flow from mine site operations ("Cash Flow from Mine Site Operations") is furnished to provide additional information and is a Non-GAAP measure. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. We believe that certain investors use this measure as a basis to assess mine performance and we use it as a measure on which our planned distributions to shareholders are currently based. The following table provides a reconciliation of Cash Flow from Mine Site Operations to mine gross profit as presented in the consolidated statements of operations.

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2012	2011	2012	2011
		(In thousands)			
Mine gross profit	$	16,188 $	28,154 $	87,773 $	80,521
Stock-based compensation		(1,251)	1,195	1,737	4,336
Depreciation and amortization		426	146	1,366	473
Accretion		21	19	81	82
Cash flow from mine site operations	$	15,384 $	29,514 $	90,957 $	85,412

Liquidity and Capital Resources

As of December 31, 2012, we had working capital of $46.0 million, consisting of current assets of $59.0 million and current liabilities of $13.0 million. This represents a decrease of $13.3 million from the working capital balance of $59.3 million as of December 31, 2011. Our working capital balance fluctuates as we use cash to fund our operations, exploration, and mine development and construction activities, and to pay income taxes and fund our dividends.

Prior to achieving profitable operations in 2011, we relied on equity financings to fund our operating activities. Since achieving profitability in 2011, we have relied on cash flow generated from mining operations to fund our operations, income tax obligations, dividends and other activities. Our mine development, construction activities and equipment purchases at the *La Arista* mine are, in the aggregate, expected to be higher in 2013 as compared to 2012 or 2011. If our cash flows from operations is insufficient to cover our anticipated expenses we may be required to secure debt or equity financing, reduce our planned development, construction or other expenditures at the mine, reduce our monthly dividend or implement other measures. There is no assurance that, in the event debt or equity financing is needed, we would be able to secure this financing or that it could be secured under favorable terms.

We target calendar year cash distributions to our shareholders totaling approximately one-third of Cash Flow from Mine Site Operations (See "Non-GAAP Measures" above), subject to the laws of the State of Colorado that govern distributions to shareholders. Our target dividend payment of one-third of Cash Flow from Mine Site Operations may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Board of Directors based on company development requirements and strategies, cash balances, construction projects, spot gold and silver prices, taxation, general market conditions or any other reason. For the year ended December 30, 2012, we declared dividends of $35.9 million, representing 39.5% of Cash Flow from Mine Site Operations.

Upon declaration of a dividend, each shareholder has the option to subsequently convert that cash dividend into gold and/or silver bullion. To the extent we do not hold sufficient gold and silver bullion by the distribution payment date we must purchase gold and/or silver bullion in the market. We intend to purchase gold and silver bullion in the market at various times throughout the year, and intend to hold quantities of gold and/or silver bullion to enable us to meet, at a minimum, our forecasted physical delivery requirements for the current and following month.

The mineral concessions that comprise our *La Arista* underground mine are subject to a 4% net smelter returns royalty on sales of any gold and silver dore, and a 5% net smelter returns royalty on sales of any concentrate. We produce copper, lead and zinc concentrates, but no gold and silver dore, at *La Arista* underground mine. We only produced a gold and silver concentrate at our *El Aguila* open pit mine. Royalties are considered mine operating costs and are funded from the sale of concentrates. Royalty expense is recorded based on provisional invoices and adjusted based on the final invoice. An initial royalty payment of 50% of the provisional invoice amount is made when the provisional invoice is collected. The remaining royalties owed are paid when we receive full payment for the final invoice. For the years ended December 31, 2012 and 2011, we made royalty payments totaling $5.8 and $3.6, respectively. We estimate that approximately $7 million of royalty payments will be made in 2013, subject to market prices for the metals in our concentrates, mine production and timing of final invoice settlements.

For 2013 we have budgeted approximately $7.4 million for drilling and other exploration related activities at our *El Aguila* property. In addition, we intend to spend approximately $2.2 million for drilling and other exploration activities on our other exploration properties in Mexico. In Turkey, we have budgeted $2.0 million for exploration and property acquisitions. Our planned exploration expenditures for 2013 are discretionary and could be significantly higher or lower depending on the ongoing results from the exploration programs. Exploration activities to further delineate and define our *La Arista* vein system are considered mine development costs and classified as development and construction expenses in the consolidated statement of operations.

Our cash and cash equivalents as of December 31, 2012 decreased to $35.8 million from $52.0 million as of December 31, 2011, a net decrease in cash of $16.2 million.

Net cash provided by operating activities for the year ended December 31, 2012 was $31.2 million compared to $41.3 million during 2011. The $10.1 million decrease in net cash provided by operation activities principally results from payment of our 2011 Mexican income tax liability in 2012.

Net cash used in investing activities for the year ended December 31, 2012 was $7.7 million compared to $10.4 million for 2011. The $2.7 million decrease in cash used in investing activities was primarily due to a decrease in capital expenditures and increase in proceeds from conversion of gold and silver bullion related to our physical gold and silver dividend program. Although most of our exploration stage expenditures are recorded as an expense rather than an investment, we capitalize the acquisition cost of land and mineral rights and certain equipment that has alternative future uses or significant salvage value, including rolling stock, furniture, and electronics. The cost of acquiring these assets is reflected in our investing activities.

Net cash used in financing activities for the year ended December 31, 2012 was $39.9 million compared to $27.4, consisting of dividends declared and treasury stock purchases. The $12.5 million increase in net cash used in financing activities principally results from an increase in dividends paid in 2012. In August 2011, we instituted a regular monthly dividend consisting of $0.05 per share, which was increased to $0.06 per share in April 2012, until such time as the Board of Directors determines otherwise.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

Contractual Obligations

Our known obligations at fiscal year-end December 31, 2012, are set forth in the table below:

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Purchase Obligations(1)	$ 4,758	$ 1,915	$ 2,843	$ -	$ -
Operating Leases	821	128	261	144	288
Non-cancellable Purchase Obligations	7,666	7,666	-	-	-
Employee Salary Compensation (2)	1,441	654	787	-	-
Total	$ 14,686	$ 10,363	$ 3,891	$ 144	$ 288

(1) Represents amounts due to our executive officers pursuant to their respective employment agreements with our company.
(2) Represents amounts due to non-executive employees pursuant to their respective employment agreements with our company.

Accounting Developments

For a discussion of Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements, see Note 1 to the Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions. The following discussion pertains to accounting estimates management believes are most critical to the portrayal of our financial position and results of operations that require management's most difficult, subjective or complex judgments.

Proven or Probable Reserves

Despite the fact that we commenced production in 2010, as of December 31, 2012, none of the mineralized material at the Company's *El Aguila* Project or any of its other properties met the SEC's definition of proven or probable reserves under the criteria set forth in SEC Industry Guide 7. As a result, and in accordance with principles generally accepted in the United States ("U.S. GAAP") for exploration stage companies, we do not capitalize exploration, evaluation, mine development and construction costs associated with our properties and, instead, expense these costs as they are incurred.

Revenue

We recognize revenue when an arrangement exists, the price is fixed and determinable, the title and risk of loss have transferred to the buyer (generally at the time shipment is delivered at buyer's port) and collection is reasonably assured. We enter into provisionally priced concentrate sales contracts, whereby the contracts settle at prices to be determined in the future based on quoted prices. Accordingly, due to the time elapsed between shipment and the final settlement with the buyer, the Company must estimate revenue based on assay measurements taken at the time of shipment using quoted metal prices at that time. Changes in the price of the metals concentrates we sell, and differences in assay measurements taken at our facilities at the time of shipment and those taken at the buyer's port, can have a significant effect on our revenues.

Concentrate sales are initially recorded using quoted metal prices at the time of shipment, and contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the quoted metal prices at the time of shipment. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement. Changes in the prices of metals we sell, as quoted on the London Bullion Market, between the shipment and final settlement dates will result in adjustments to revenues related to sales of concentrate previously recorded upon shipment.

Sales are recorded net of charges for treatment, refining, smelting losses and other charges negotiated by the Company with the buyer. These charges are estimated upon shipment of concentrates based on contractual terms and adjusted to reflect actual charges at final settlement. Historically, actual charges have not varied materially from our initial estimates.

Changes in the market price of metals significantly affect the Company's revenues, results of operations and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond the Company's control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, custom smelter activities, the relative exchange rate of the U.S. dollar, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because the Company's revenue is derived from the sale of gold, silver, copper, lead and zinc metals concentrate, its results of operations are directly related to the prices of these metals.

Depreciation and Amortization

Depreciation and amortization on our property and equipment is calculated on a straight line basis over the estimated useful life of the asset. Significant judgment is involved in the determination of the estimated life of the assets.

Impairment of Assets

Since none of our properties contain proven or probable reserves as defined by the SEC, we do not capitalize exploration, evaluation, mine development or construction costs for any of our projects. Our long-lived assets are principally property and equipment, and are evaluated at least annually for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. When an indication of impairment exists, an estimate of fair value is made for the long-lived asset.

Assessing the fair value of our long-lived assets requires us to make several estimates and assumptions that are subject to risk and uncertainty, changes in these estimates and assumptions could result in the impairment of our long-lived asset carrying values. Events that could result in impairment of our long-lived assets include, but are not limited to, obsolescence, damage, underperformance and assets held for disposal. During the years ended December 31, 2012, 2011 and 2010, no asset impairments were recognized.

Stockpile and Concentrate inventories

Stockpile and concentrate ending inventory tonnages are measured by estimating the number of tonnes added to and removed from beginning inventory. We periodically survey our stockpile and concentrate ending inventory to verify tonnage estimates. There are inherent limitations in the survey estimation process, along with process of estimating the number of tonnes added to and removed from stockpile and concentrate inventory, which includes but is not limited to moisture content, density, scale calibration and physical measurements. Due to these estimates, amounts reported could differ significantly from actual results.

Our stockpile and concentrate inventories are valued at the lower of average cost or net realizable value ("NRV"), with carrying values evaluated at least quarterly. NRV represents the estimated future sales price based on short-term and long-term metals prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpile and concentrate inventory include short-term and long-term metals prices and costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized ore grades and recovery rates. If short-term and long-term metals prices decrease, the value of stockpile and concentrate inventory also decreases, and it may be necessary to record a write-down of stockpile and concentrate inventory to NRV. We did not incur any lower-of-cost-or-market write downs during the years ended December 31, 2012, 2011 or 2010.

The allocation of costs to stockpile and concentrate inventory, and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating current and future operating and capital costs, metal recoveries, ore grades, production levels, commodity prices, and other factors. There can be no assurance that actual results will not differ significantly from those estimates and assumptions.

Asset Retirement Obligation

Our mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. Since none of our properties contain proven or probable reserves as defined by the SEC, the costs associated with the obligation are charged to operations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs we will incur to complete the work required to comply with existing laws and regulations. Actual costs may differ from the amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Stock-based compensation

We estimate the fair value of our stock option awards using a Black-Scholes model, the inputs of which require various assumptions including the expected rate of future dividends, discount rate, the expected life of the option and the expected volatility of our stock price. The expected rate of future dividends is derived based on the dividends paid during the 3 months immediately preceding the date of grant extrapolated over four quarters (one year); however, the rate at which dividends are paid may change due to various factors, including, but not limited to changes in our operational and strategic cash needs and at the discretion of our Board of Directors. Expected forfeiture rates and expected option life are derived based on historical experience and management's judgment regarding future expectations. However, such historical experience is limited due to a relatively small number of grants and, therefore, may not be indicative of future experience. The expected volatility assumptions are derived using our historical stock price volatility.

These assumptions reflect our best estimates; however, they involve inherent uncertainties based on market conditions generally outside of our control. If factors change and we use a different methodology for deriving the Black Scholes assumptions or if our assumptions and judgments regarding future experience prove to be materially different than actual experience resulting in a change to future assumptions, our share-based compensation expense could be materially impacted.

Deferred income taxes and valuation allowances

In preparing our consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements.

Each period, we evaluate the likelihood of whether or not some portion or all of each deferred tax asset will be realized and provide a valuation allowance for those deferred tax assets for which is more likely than not that the related benefits will not be realized. When evaluating our valuation allowance, we consider historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven or probable gold reserves, interest rates and foreign currency exchange rates. If we determine that all or a portion of the deferred tax assets will not be realized, a valuation allowance with be increased with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

In addition, the calculation of income tax expense involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in each of the jurisdictions in which we operate and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make assumptions about future earnings, tax planning strategies and the extent to which potential future tax benefits will be used. We are also subject to assessments by various taxation authorities which may interpret tax legislation differently, which could affect the final amount or the timing of tax payments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks includes, but is not limited to, the following risks: changes in foreign currency exchange rates, changes in interest rates, equity price risks, commodity price fluctuations, and country risk. We do not use derivative financial instruments as part of an overall strategy to manage market risk; however, we may consider such arrangements in the future as we evaluate our business and financial strategy.

Commodity Price Risk

The results of our operations will depend in large part upon the market prices of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the world supply of gold and silver and the stability of exchange rates, among other factors, can all cause significant fluctuations in commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years, and future price declines could cause a mineral project to become uneconomic, thereby having a material adverse effect on our business and financial condition. We have not entered into derivative contracts to protect the selling price for gold or silver. We may in the future more actively manage our exposure through derivative contracts or other commodity price risk management programs, although we have no intention of doing so in the near-term.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining gold and silver prices could require a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause delays in the implementation of a project.

Foreign Currency Risk

We transact a significant amount of our business in Mexican pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-U.S. dollar currencies such as the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a decrease in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold portions of our cash reserves in non-U.S. dollar currencies.

Provisional Sales Contract Risk

We enter into concentrate sales contracts with third-party smelters. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The provisionally priced sales contracts contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates at the forward price at the time of sale. The embedded derivative, which is the final settlement based on a future price, does not qualify for hedge accounting and is marked-to-market through earnings each period prior to final settlement.

At December 31, 2012, we had outstanding provisionally priced sales of $58.7 million consisting of 12,411 ounces of gold and 959,485 ounces of silver, 351 tons of copper, 1,570 tons of lead and 4,139 tons of zinc which had a fair value of approximately $59.3 million including the embedded derivative. If the price for each metal were to change by one percent, the change (plus or minus) in the total fair value of the concentrates sold would be approximately $641,000.

Interest Rate Risk

We have no debt outstanding nor do we have any investment in debt instruments other than highly liquid short-term investments. Accordingly, we consider our interest rate risk exposure to be insignificant at this time.

Equity Price Risk

We have in the past sought and may in the future seek to acquire additional funding by sale of common stock and other equity. Movements in the price of our common stock have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell our common stock at an acceptable price should the need for new equity funding arise.

Country Risk

All of our mineral properties are located in Mexico. In the past, that country has been subject to political instability, increasing crime, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to our activities or maintaining our properties. Finally, Mexico's status as a developing country may make it more difficult for us to obtain required financing for our properties.

GOLD RESOURCE CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
- Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Gold Resource Corporation
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheets of Gold Resource Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, other comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2012, and the period August 24, 1998 (inception) to December 31, 2012. We also have audited Gold Resource Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gold Resource Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012, and the period August 24, 1998 (inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Gold Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP

Denver, Colorado

SELECTED FINANCIAL DATA

The following selected financial data sets forth our summary historical financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009, and 2008. This information was derived from our audited consolidated financial statements for each period. Our selected historical financial data is qualified in its entirety by, and should be read in conjunction with, "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" and the financial statements and the notes thereto included elsewhere in this report.

Operating Data *(in thousands, except share data)*	Year Ended December 31, 2012	2011	2010	2009	2008
Sales of metals concentrate	$ 131,794	$ 105,163	$ 14,754	$ -	$ -
Mine gross profit	87,773	80,521	7,971	-	-
Operating Income (loss)	49,704	45,674	(22,839)	(34,184)	(26,349)
Other (expense) income	(2,736)	2,414	(235)	55	334
Income (loss) before income taxes	46,968	48,088	(23,074)	(34,129)	(26,015)
Provision for income taxes	13,297	(12,037)	-	-	-
Net income (loss) before extraordinary item	33,671	60,125	(23,074)	(34,129)	(26,015)
Extraordinary item	-	(1,756)	-	-	-
Net income (loss)	$ 33,671	$ 58,369	$ (23,074)	$ (34,129)	$ (26,015)
Net income per common share:					
Basic:					
Before extraordinary item	$ 0.64	$ 1.13	$ (0.46)	$ (0.78)	(0.76)
Extraordinary item	-	(0.03)	-	-	-
Net income	$ 0.64	$ 1.10	$ (0.46)	$ (0.78)	(0.76)
Diluted:					
Before extraordinary item	$ 0.60	$ 1.06	$ (0.46)	$ (0.78)	(0.76)
Extraordinary item	-	(0.03)	-	-	-
Net income	$ 0.60	$ 1.03	$ (0.46)	$ (0.78)	(0.76)
Weighted average shares outstanding:					
Basic	52,846,163	52,979,481	50,042,471	43,764,703	34,393,854
Diluted	56,315,885	56,414,654	50,042,471	43,764,703	34,393,854

Balance Sheet Data *(in thousands)*	As of December 31, 2012	2011	2010	2009	2008
Cash and cash equivalents	$ 35,780	$ 51,960	$ 47,582	$ 6,752	$ 3,535
Total current assets	58,984	85,108	57,687	20,701	3,737
Land and mineral rights	227	227	227	227	227
Property and equipment, net	14,050	10,318	4,849	1,726	812
Deferred tax asset	31,559	19,517	-	-	-
Total assets	105,629	115,170	62,797	22,665	4,781
Current liabilities	13,025	25,761	6,456	725	1,753
Long-term obligations	2,790	2,281	2,495	1,992	-
Shareholders' equity	89,814	87,128	53,846	19,948	3,028

See the consolidated financial statements contained herein for additional information

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except shares)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,780	$ 51,960
Gold and silver bullion	5,809	2,549
Accounts receivable	6,349	14,281
Inventories	7,533	4,243
Income tax receivable	419	-
Deferred tax assets	2,121	11,118
Prepaid expenses and other assets	973	957
Total current assets	58,984	85,108
Land and mineral rights	227	227
Property and equipment - net	14,050	10,318
Inventories	809	-
Deferred tax assets	31,559	19,517
Total assets	$ 105,629	$ 115,170
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,013	$ 1,691
Accrued expenses	4,178	4,879
IVA taxes payable	2,673	559
Income taxes payable	-	15,987
Dividends payable	3,161	2,645
Total current liabilities	13,025	25,761
Asset retirement obligation	2,790	2,281
Total liabilities	15,815	28,042
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred stock - $0.001 par value, 5,000,000 shares authorized: no shares issued and outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized: 53,015,767 and 52,998,303 shares issued and outstanding, respectively	53	53
Additional paid-in capital	102,674	132,529
(Deficit) accumulated during the exploration stage	(5,851)	(39,522)
Treasury stock at cost, 336,398 and 104,251 shares, respectively	(5,884)	(1,954)
Accumulated other comprehensive (loss) - currency translation adjustment	(1,178)	(3,978)
Total shareholders' equity	89,814	87,128
Total liabilities and shareholders' equity	$ 105,629	$ 115,170

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2012, 2011 and 2010
and for the period from Inception (August 24, 1998) to December 31, 2012
(U.S. dollars in thousands, except shares and per share amounts)

	2012	2011	2010	Inception (August 24, 1998) to December 31, 2012
Sales of metals concentrate, net	$ 131,794	$ 105,163	$ 14,754	$ 251,710
Mine cost of sales:				
Production costs	42,574	24,087	6,549	73,036
Depreciation and amortization	1,366	473	166	2,005
Accretion	81	82	68	231
Total mine cost of sales	44,021	24,642	6,783	75,272
Mine gross profit	87,773	80,521	7,971	176,438
Costs and expenses:				
General and administrative expenses	13,507	8,934	7,474	44,868
Exploration expenses	8,008	4,927	4,692	42,112
Construction and development	16,554	20,986	18,435	91,471
Production start-up expense, net	-	-	209	209
Management contract expense	-	-	-	752
Total costs and expenses	38,069	34,847	30,810	179,412
Operating income (loss)	49,704	45,674	(22,839)	(2,974)
Other (expense) income	(2,736)	2,414	(235)	139
Income (loss) before income taxes	46,968	48,088	(23,074)	(2,835)
Provision for income taxes	13,297	(12,037)	-	1,260
Net income (loss) before extraordinary item	33,671	60,125	(23,074)	(4,095)
Extraordinary items:				
Flood loss, net of income tax benefit of $750	-	(1,756)	-	(1,756)
Net income (loss)	$ 33,671	$ 58,369	$ (23,074)	$ (5,851)
Other comprehensive income (loss):				
Currency translation gain (loss)	2,800	(3,218)	215	(1,178)
Net comprehensive income (loss)	$ 36,471	$ 55,151	$ (22,859)	$ (7,029)
Net income (loss) per common share:				
Basic:				
Before extraordinary item	$ 0.64	$ 1.13	$ (0.46)	
Extraordinary item	-	(0.03)	-	
Net income (loss)	$ 0.64	$ 1.10	$ (0.46)	
Diluted:				
Before extraordinary item	$ 0.60	$ 1.06	$ (0.46)	
Extraordinary item	-	(0.03)	-	
Net income (loss)	$ 0.60	$ 1.03	$ (0.46)	
Weighted average shares outstanding:				
Basic	52,846,163	52,979,481	50,042,471	
Diluted	56,315,885	56,414,654	50,042,471	

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the period from Inception (August 24, 1998) to December 31, 2012
(U.S. dollars in thousands, except shares and per share amounts)

	Number of Common Shares	Par Value of Common Shares	Additional Paid-in Capital	Accumulated (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at Inception, August 24, 1998	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Shares issued for contributed capital at $0.005 per share -	2,800,000	3	(1)	-	-	-	2
Net (loss)	-	-	-	(2)	-	-	(2)
Balance, December 31, 1998	**2,800,000**	**3**	**(1)**	**(2)**	**-**	**-**	**-**
Shares issued for contributed capital at $0.005 per share -	1,000,000	1	(1)	-	-	-	-
Net (loss)	-	-	-	(1)	-	-	(1)
Balance, December 31, 1999	**3,800,000**	**4**	**(2)**	**(3)**	**-**	**-**	**(1)**
Shares issued for management contract at $0.17 per share - related parties	1,226,666	1	203	-	-	-	204
Net (loss)	-	-	-	(205)	-	-	(205)
Balance, December 31, 2000	**5,026,666**	**5**	**201**	**(208)**	**-**	**-**	**(2)**
Shares issued for management contract at $0.17 per share - related parties	1,333,334	1	187	-	-	-	188
Conversion of debentures at $0.25 per share - related parties	200,000	-	50	-	-	-	50
Shares issued for cash at $0.25 per share	820,000	1	204	-	-	-	205
Net (loss)	-	-	-	(346)	-	-	(346)
Balance, December 31, 2001	**7,380,000**	**7**	**642**	**(554)**	**-**	**-**	**95**
Shares issued for cash at $0.25 per share	392,000	-	98	-	-	-	98
Shares issued for cash at $0.17 per share	1,351,352	1	223	-	-	-	224
Net (loss)	-	-	-	(789)	-	-	(789)
Balance, December 31, 2002	**9,123,352**	**8**	**963**	**(1,343)**	**-**	**-**	**(372)**
Shares issued for cash at $0.25 per share	577,000	1	144	-	-	-	145
Share issuance costs forgiven	-	-	25	-	-	-	25
Net (loss)	-	-	-	(496)	-	-	(496)
Balance, December 31, 2003	**9,700,352**	**9**	**1,132**	**(1,839)**	**-**	**-**	**(698)**
Shares issued for cash at $0.25 per share	608,000	1	151	-	-	-	152
Shares issued in repayment of loan related to exploration agreement at $0.42 per share	1,200,000	1	499	-	-	-	500
Shares issued as stock grant at $0.25 per share	600,000	1	149	-	-	-	150
Net (loss)	-	-	-	(853)	-	-	(853)
Balance, December 31, 2004	**12,108,352**	**12**	**1,931**	**(2,692)**	**-**	**-**	**(749)**

Stock options exercised, cashless exercise	10,000	-	2	-	-	-	2
Shares issued for cash at $0.25 per share	276,000	-	69	-	-	-	69
Shares issued for cash at $0.47 per share	2,728,500	3	1,272	-	-	-	1,275
Shares issued for cash at $0.50 per share	122,000	-	61	-	-	-	61
Shares issued for cash at $0.50 per share	30,000	-	15	-	-	-	15
Shares issued for satisfaction of payables at $0.25 per share	1,280,000	1	319	-	-	-	320
Shares issued as stock grant at $0.25 per share	1,750,000	2	436	-	-	-	438
Net (loss)	-	-		(1,218)	-	-	(1,218)
Balance, December 31, 2005	**18,304,852**	**18**	**4,105**	**(3,910)**	**-**	**-**	**213**
Stock options granted	-	-	147	-	-	-	147
Stock options exercised, cashless exercise	240,000	-	60	-	-	-	60
Shares issued for cash at $1.00 per share, net of issue costs	4,600,000	5	4,347	-	-	-	4,352
Shares issued for cash at $1.20 per share, net of issue costs	4,322,000	5	4,924	-	-	-	4,929
Director Stock grant at $1.00 per share	100,000	-	100	-	-	-	100
Shares issued for investor relation services at $1.14 per share	280,000	-	319	-	-	-	319
Shares issued for investment banking services at $1.20 per share	257,700	-	-	-	-	-	-
Shares issued as stock grant at $1.71 per share	35,000	-	60	-	-	-	60
Currency translation adjustment	-	-	-	-	-	20	20
Net (loss)	-	-	-	(2,687)	-	-	(2,687)
Balance, December 31, 2006	**28,139,552**	**28**	**14,062**	**(6,597)**	**-**	**20**	**7,513**
Stock options granted	-	-	99	-	-	-	99
Shares issued for cash at $4.00 per share, net of issue costs	5,558,500	6	21,706	-	-	-	21,712
Shares issued for investor relation services at $3.39 per share	170,000	-	576	-	-	-	576
Shares issued for investment banking services	263,900	-	-	-	-	-	-
Shares issued for consulting services in Mexico at $3.68 per share	15,000	-	55	-	-	-	55
Currency translation adjustment	-	-	-	-	-	(90)	(90)
Net (loss)	-	-	-	(8,076)	-	-	(8,076)
Balance, December 31, 2007	**34,146,952**	**34**	**36,498**	**(14,673)**	**-**	**(70)**	**21,789**
Stock options granted	-	-	1,957	-	-	-	1,957
Stock options exercised, cashless exercise	260,604	-	181	-	-	-	181
Shares issued for cash at $3.00 per share	1,670,000	2	5,009	-	-	-	5,011

Shares issued for investor relation services at $4.25 per share	10,000	-	42	-	-	-	42
Currency translation adjustment	-	-	-	-	-	63	63
Net (loss)	-	-	-	(26,015)	-	-	(26,015)
Balance, December 31, 2008	**36,087,556**	**36**	**43,687**	**(40,688)**	**-**	**(7)**	**3,028**
Stock options granted	-	-	2,844	-	-	-	2,844
Stock options exercised, cashless exercise	677,933	1	(1)	-	-	-	-
Shares issued for cash at $3.00 per share	4,330,000	4	12,986	-	-	-	12,990
Shares issued for cash at $4.00 per share	5,000,000	5	19,995	-	-	-	20,000
Shares issued for cash at $8.185 per share	1,954,795	2	15,998	-	-	-	16,000
Stock options exercised at $3.68 per share	50,000	-	184	-	-	-	184
Currency translation adjustment	-	-	-	-	-	(968)	(968)
Net (loss)	-	-	-	(34,129)	-	-	(34,129)
Balance, December 31, 2009	**48,100,284**	**48**	**95,693**	**(74,817)**	**-**	**(975)**	**19,949**
Stock options granted	-	-	2,387	-	-	-	2,387
Stock options exercised, cashless exercise	141,440	-	-	-	-	-	-
Shares issued for cash at $4.63 per share	50,000	-	538	-	-	-	538
Shares issued for cash at $8.62 per share	600,000	1	5,171	-	-	-	5,172
Shares issued for cash at $9.50 per share	631,579	1	5,999	-	-	-	6,000
Shares issued for cash at $16.00 per share	3,475,000	3	51,986	-	-	-	51,989
Return of capital dividend	-	-	(9,330)	-	-	-	(9,330)
Currency translation adjustment	-	-	-	-	-	215	215
Net (loss)	-	-	-	(23,074)	-	-	(23,074)
Balance, December 31, 2010	**52,998,303**	**53**	**152,444**	**(97,891)**	**-**	**(760)**	**53,846**
Stock options granted	-	-	6,570	-	-	-	6,570
Purchase of treasury stock	-	-	-	-	(1,954)	-	(1,954)
Return of capital dividend	-	-	(26,485)	-	-	-	(26,485)
Currency translation adjustment	-	-	-	-	-	(3,218)	(3,218)
Net income	-	-	-	58,369	-	-	58,369
Balance, December 31, 2011	**52,998,303**	**53**	**132,529**	**(39,522)**	**(1,954)**	**(3,978)**	**87,128**
Stock options granted	-	-	6,600	-	-	-	6,600
Stock options exercised, cashless exercise	17,464	-	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	(3,930)	-	(3,930)
Return of capital dividend	-	-	(36,455)	-	-	-	(36,455)
Currency translation adjustment	-	-	-	-	-	2,800	2,800
Net income	-	-	-	33,671	-	-	33,671
Balance, December 31, 2012	**53,015,767**	$ **53**	$ **102,674**	$ **(5,851)**	$ **(5,884)**	$ **(1,178)**	$ **89,814**

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011and 2010
and for the period from Inception (August 24, 1998) to December 31, 2012
(U.S. dollars in thousands)

	2012	2011	2010	Inception (August 24, 1998) to December 31, 2012
Cash flows from operating activities:				
Net income (loss)	$ 33,671	$ 58,369	$ (23,074)	$ (5,851)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	1,540	953	154	3,011
Accretion	81	82	68	231
Asset retirement obligation	258	-	315	2,565
Stock-based compensation	6,600	6,570	2,694	22,651
Management fee paid in stock	-	-	-	392
Related party payable paid in stock	-	-	-	320
Unrealized currency exchange (gain) loss	1,442	(1,634)	265	(902)
Unrealized (gain) loss from gold and silver bullion	(58)	429	-	371
Realized loss from gold and silver bullion converted	64	-	-	64
Deferred tax assets	(3,046)	(33,213)	-	(36,259)
Other	6	-	-	31
Changes in operating assets and liabilities:				
Accounts receivable	8,305	(14,265)	(980)	(6,940)
Inventories	(4,098)	(1,601)	(2,731)	(8,655)
Income tax receivable	(419)	-	-	(419)
Prepaid expenses and other assets	(14)	(767)	2	(1,115)
Accounts payable	1,397	(428)	3,378	2,654
Accrued expenses	(653)	2,795	-	2,919
IVA taxes payable/receivable	2,115	6,147	(3,218)	4,722
Income taxes payable	(15,987)	17,883	-	1,896
Total adjustments	(2,467)	(17,049)	(53)	(12,463)
Net cash provided by (used in) operating activities	31,204	41,320	(23,127)	(18,314)
Cash flows from investing activities:				
Capital expenditures	(4,461)	(7,416)	(3,180)	(17,497)
Purchases of gold and silver bullion	(5,164)	(2,977)	-	(8,141)
Proceeds from conversion of gold and silver bullion	1,897	-	-	1,897
Restricted cash	-	-	11,436	-
Net cash (used in) provided by investing activities	(7,728)	(10,393)	8,256	(23,741)
Cash flows from financing activities:				
Proceeds from sales of common stock	-	-	63,393	150,633
Proceeds from exercise of stock options	-	-	-	428
Proceeds from debentures - founders	-	-	-	50
Dividends paid	(35,940)	(25,429)	(7,740)	(69,110)
Treasury stock purchases	(3,931)	(1,954)	-	(5,885)
Proceeds from exploration funding agreement	-	-	-	500
Net cash (used in) provided by financing activities	(39,871)	(27,383)	55,653	76,616
Effect of exchange rates on cash and equivalents	215	834	48	1,219
Net (decrease) increase in cash and cash equivalents	(16,180)	4,378	40,830	35,780
Cash and equivalents at beginning of period	51,960	47,582	6,752	-
Cash and equivalents at end of period	$ 35,780	$ 51,960	$ 47,582	$ 35,780
Supplemental Cash Flow Information				
Income taxes paid	$ 33,020	$ -	$ -	$ 33,020
Interest expense paid	$ -	$ -	$ -	$ -
Non-cash investing and financing activities:				
Conversion of funding into common stock	$ -	$ -	$ -	$ 500
Conversion of founders debentures into common stock	$ -	$ -	$ -	$ 50

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Gold Resource Corporation (the "Company") was organized under the laws of the State of Colorado on August 24, 1998. The Company is a producer of metal concentrates that contain gold, silver, copper, lead and zinc at its *El Aquila* Project in Southern Mexico. The Company is also performing exploration and evaluation work on its portfolio of base and precious metal exploration properties in Mexico and is evaluating other properties for possible acquisition in Turkey.

Significant Accounting Policies

Exploration Stage Company: Despite the fact that the Company commenced production in 2010, it is still considered an exploration stage company under the criteria set forth by the Securities and Exchange Commission ("SEC") since it has not yet demonstrated the existence of proven or probable reserves, as defined by the SEC in *Industry Guide 7*, at its *El Aguila* Project in Oaxaca, Mexico or any of its other properties. As a result, and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for exploration stage companies, all expenditures for exploration and evaluation of the Company's properties are expensed as incurred until mineralized material is classified as proven or probable reserves. Accordingly, substantially all expenditures for mine development and mill construction have been expensed as incurred. Certain expenditures, such as for rolling stock or other general-purpose equipment, may be capitalized, subject to evaluation for possible impairment of the asset. As of December 31, 2012, none of the mineralized material at the Company's *El Aguila* Project or any of its other properties met the SEC's definition of proven or probable reserves. The Company expects to remain an exploration stage company for the foreseeable future, even though it has reached commercial production. The Company will not exit the exploration stage unless and until it demonstrates the existence of proven or probable reserves that meet SEC guidelines.

Proven or Probable Reserves: The definition of proven or probable reserves is set forth in SEC *Industry Guide 7*. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven or probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination. As of December 2012, none of the Company's mineralized material met the definition of proven or probable reserves.

Basis of Presentation: The consolidated financial statements included herein are expressed in United States dollars, the Company's reporting currency, and conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries, which are Don David Gold Mexico S.A. de C.V. ("Don David Gold Mexico") and Golden Trump Mexico S.A. de C.V ("Golden Trump Mexico") and of Gold Resource Madencilik Sanayi Ve Ticaret Limited Sirketi, its wholly owned Turkish subsidiary corporation. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain and bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Reclassifications: Certain amounts presented in prior periods have been reclassified to conform with the current period presentation. The reclassifications had no effect on the Company's net income (loss).

Cash and Cash Equivalents: Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at cost.

Fair Value of Financial Instruments: Fair value accounting under ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Gold and Silver Bullion: From time to time, the Company may purchase gold and silver bullion on the open market in order to diversify its treasury and provide for an alternative form of payment for dividends. Pursuant to the fair value hierarchy established in ASC 820, the fair value of the Company's gold and silver bullion is established based on quoted prices in active markets; specifically, the fair value is based on the daily London P.M. fix as of the balance sheet date.

Accounts Receivable: Accounts receivable consists of trade receivables from the sale of metals concentrate.

Inventories: Major types of inventories include ore stockpile inventories, concentrate inventories and materials and supplies, as described below. Inventories are carried at the lower of average cost or net realizable value, in the case of ore stockpile inventories and materials and supplies. The net realizable value of ore stockpile inventories represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Concentrate inventories are carried at the lower of full cost of production or net realizable value based on current metals prices. Write-downs of inventory are reported as a component of production costs applicable to sales.

Ore Stockpile Inventories

Ore stockpile inventories represent mineralized materials that have been mined and are available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpile inventories based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne. The current portion of ore stockpiles is determined based on the expected amounts to be processed within the next 12 months. Ore stockpile inventories not expected to be processed within the next 12 months, if any, are classified as long-term. As of December 31, 2012, all underground mine ore stockpile inventory was classified as current and all open pit mine ore stockpile inventory was classified as non-current.

Concentrate Inventories

Concentrates inventories include metal concentrates located either at the Company's facilities or in transit to its customer's port. Inventories consist of copper, lead and zinc metal concentrates, which also contain gold and silver mineralization.

Materials and Supplies Inventories

Materials and supplies inventories are carried at cost not in excess of their estimated net realizable value. Cost includes applicable taxes and freight. Inventories consist of chemical reagents, parts, fuels and other materials and supplies.

IVA Taxes Receivable and Payable: In Mexico, value added taxes (IVA) are assessed on purchases of materials and services and sales of products. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or as a credit against future taxes payable. Likewise, businesses owe IVA taxes as the business sells a product and collects IVA taxes from its customers.

Amounts recorded as IVA taxes payable in the consolidated financial statements represent the net estimated IVA tax liability, since there is a legal right of offset of IVA taxes receivable and payable.

Mineral Acquisition Costs: The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. Administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such capitalized costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs: Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven or probable reserves are considered exploration costs.

Design, Construction and Development Costs: Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven or probable reserves. Under these circumstances, the Company classifies a project as an exploration stage project and expenses substantially all costs, including design, engineering, construction and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven or probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and ongoing costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production and the project is determined to contain proven or probable reserves, amortization and depletion of capitalized costs is computed on a unit-of–production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Property and Equipment: All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are expensed as incurred while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations. Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	3 to 10 years
Machinery & equipment	6 to 8 years
Buildings	20 to 30 years

Impairment of Long-Lived Assets: The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Any impairment losses are measured and recorded based on discounted estimated future cash flows and are charged to income on the Company's consolidated statements of operations. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company's estimates of future cash flows are based on numerous assumptions, including expected gold and other commodity prices, production levels, capital requirements and estimated salvage values. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties. As of December 31, 2012, the Company's mineral resources do not meet the definition of proven or probable reserves or value beyond proven or probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values or alternative future uses.

Asset Retirement Obligations: The Company's mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties that have proven or probable reserves, the costs are added to the capitalized costs of the property and amortized using the units-of-production method.

Treasury Stock: Treasury stock represents shares of the Company's common stock which has been repurchased on the open market at the prevailing market price at the time of purchase. Treasury stock is shown at cost as a separate component of equity as a deduction from total capital stock.

Revenue Recognition: Metals products sold to the Company's metals concentrate buyer, including by-product metals, are recorded as revenue when title and risk of loss transfer to the buyer (generally at the time shipment is delivered at buyer's port) at estimated quoted metal prices at time of shipment. Due to the time elapsed between shipment and the final settlement with the buyer, the Company must estimate the prices at which sales of metals will be settled. These estimates are based on various factors, including assay measurements taken at the time of shipment. At the end of each financial reporting period, previously recorded provisional sales are adjusted to estimated settlement metals prices until final settlement with the buyer.

Sales to the Company's buyer are recorded net of charges for treatment, refining, smelting losses, and other charges negotiated by the Company with the buyer. Charges are estimated upon shipment of concentrates based on contractual terms, and actual charges typically do not vary materially from estimates. Costs charged by smelters include a metals payable fee, fixed treatment and refining costs per ton of concentrate.

Changes in metals prices on the London Bullion Market between shipment and final settlement will result in adjustments to revenues related to sales of concentrate previously recorded upon shipment. Concentrate sales, which are initially recorded based on estimated quoted metal pricing at the time of shipment, contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the quoted metal price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement.

Changes in the market price of metals significantly affect the Company's revenues, results of operations and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond the Company's control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, custom smelter activities, the relative exchange rate of the U.S. dollar, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because the Company's revenue is derived from the sale of gold, silver, copper, lead and zinc metals concentrate, its results of operations are directly related to the prices of these metals.

Stock-Based Compensation: The Company records compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model, which requires the input of subjective assumptions including expected volatility, risk-free interest rates, the expected life of the option dividend yields and expected forfeitures and cancellations. Expected volatility is based on the historical price volatility of the Company's common stock. Risk-free interest rates are based on U.S. government obligations with a term approximating the expected life of the option. The expected life is estimated in accordance with SEC Staff Accounting Bulletin No. 107, "Share-Based Payment". The Company paid dividends beginning in July 2010 and, accordingly, a dividend yield was considered in calculating the grant date fair value of options granted subsequent to that date; however, no dividend yield was considered for options granted prior to July 2010. In addition, we estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Reclamation and Remediation Costs: Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is expensed as incurred since we do not have proven or probable reserves. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The reclamation obligation is based on when spending for an existing disturbance will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, its reclamation obligations in accordance with ASC guidance for reclamation obligations.

Comprehensive Income (Loss): Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive income (loss) is composed of foreign currency translation adjustment effects.

Income Taxes: Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss and foreign tax credit carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized.

Net Income (Loss) Per Share: Diluted income per share reflects the potential dilution that could occur if potentially dilutive securities, as determined using the treasury stock method, are converted into common stock. Potentially dilutive securities, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the average fair market value.

Foreign Currency: These consolidated financial statements are expressed in United States dollars ("US dollars"), which is the functional currency of the Company and the reporting currency of the consolidated financial statements. The functional currency of all of the Company's subsidiaries is also the US dollar except for Golden Trump Mexico for which the functional currency is the Mexican peso.

Prior to April 2010, the local currency where the Company's properties are located, the Mexican peso, was the functional currency for the Company's subsidiaries. In conjunction with the commencement of production and sales in US dollars at the *El Aguila* project in April 2010, the economic facts and circumstances changed such that the functional currency of one of the Mexican subsidiaries was changed to the US dollar. This change in functional currency was identified and corrected in the fourth quarter of 2012 and resulted in out-of-period adjustments of $0.8 million to property and equipment, net; ($2.0) million to unrealized (loss)gain on foreign currency exchange and (deficit) accumulated during the exploration stage; and an offsetting amount of $2.8 million to accumulated other comprehensive income(loss) - currency translation adjustment and currency translation gain in other comprehensive income(loss). Management does not believe that the out-of-period adjustments are material to the consolidated financial statements, herein.

Translation of transactions and balances into the functional currency

Transactions in currencies other than an entity's functional currency ("foreign currencies") are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated. Exchange differences are recognized in net earnings in the period in which they arise.

Translation to the reporting currency

At the end of each reporting period, the results and financial position of subsidiaries whose functional currency differs from the reporting currency of the consolidated financial statements are translated into US dollars as follows:

- Assets and liabilities are translated at the rates of exchange at the balance sheet date; and
- Revenues and expenses are translated at the average exchange rates for the period, or at rates that approximate actual exchange rates, with the exception of certain items, such as depreciation and amortization, which are translated at the historical rate applied to the related asset.

Foreign exchange gains and losses resulting from translation from the functional currency to the reporting currency are recognized in other comprehensive income and are recognized in net earnings upon the substantial disposition, liquidation or closure of the subsidiary that gave rise to such amounts.

Concentration of Credit Risk: During the years ended December 31, 2012, 2011 and 2010, all of the Company's revenues and accounts receivable were the result of sales to two subsidiaries of the Trafigura Group Company: Consorcio Minero de Mexico Cormin Mex. S.A. de C.V. ("Consorcio") and Trafigura Beheer, B.V. ("Beheer") of Lucerne Switzerland. Sales to Consorcio and Beheer are made under separate contracts with different contract terms. The Company has carefully considered and assessed the credit risk resulting from its concentrate sales arrangements with Consorcio and Beheer and believes it is not exposed to significant credit risk in relation to the counterparty meeting its contractual obligations as it pertains to its trade receivables during the ordinary course of business. In the event that the Company's relationship with Consorcio or Beheer is interrupted for any reason, the Company believes that it would be able to locate another entity to purchase its metals concentrates. However, any interruption could temporarily disrupt the Company's sale of its principal products and adversely affect operating results.

The Company's *El Aguila* Project, which is located in the state of Oaxaca, Mexico, accounted for 100% of the Company's total sales of metals concentrate for the years ended December 31, 2012, 2011 and 2010.

Some of the Company's operating cash balances are maintained in accounts that currently exceed federally insured limits. The Company believes that the financial strength of depositing institutions mitigate the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company's financial position or results of operations.

Recently Adopted Accounting Standards:

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The Company's January 1, 2012 adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The Company adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements effective for its fiscal year beginning January 1, 2011. The early adoption had no impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards Updates:

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," or "ASU 2013-02" which requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income. This guidance is effective for reporting periods beginning after December 15, 2012 and is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

In February 2013, the FASB issued ASU No. 2013-05 "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This guidance is effective for reporting periods beginning after December 15, 2013 and is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

2. Fair Value Measurement

The Company's financial instruments consist of cash and cash equivalents, investments in gold and silver bullion, and accounts receivable (which include provisionally priced sales) as of December 31, 2012 and 2011. The following tables summarize the Company's financial instruments required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011. The carrying values of cash and cash equivalents and accounts receivable approximated their fair values at December 31, 2012 and 2011due to their short maturities.

	Fair Value as of December 31, 2012				
	Level 1	Level 2	Level 3	Total	Balance Sheet Classification
	(in thousands)				
Gold and silver bullion (1)	$ 5,809	$ -	$ -	$ 5,809	Gold and silver bullion
Receivables related to unsettled invoices (2)	$ 6,341	$ -	$ -	$ 6,341	Accounts receivable

	Fair Value as of December 31, 2011				
	Level 1	Level 2	Level 3	Total	Balance Sheet Classification
	(in thousands)				
Gold and silver bullion (1)	$ 2,549	$ -	$ -	$ 2,549	Gold and silver bullion
Receivables related to unsettled invoices (2)	$ 6,208	$ -	$ -	$ 6,208	Accounts receivable

(1) The fair value of the Company's gold and silver bullion is established based on quoted prices in active markets for identical assets or liabilities (Level 1); specifically, the fair value is based on the daily London P.M. fix as of December 31, 2012 and 2011, respectively.

(2) Certain concentrate sales contracts provide for provisional pricing as specified in such contracts. These sales contain an embedded derivative related to the provisional pricing mechanism which is bifurcated and accounted for as a derivative. At the end of each reporting period, the Company records an adjustment to revenue to mark-to-market outstanding provisional invoices. Because these provisionally priced sales have not yet settled, the mark-to-market adjustment related to these invoices is included in accounts receivable as of each reporting date.

None of the Company's financial instruments were classified as Level 2 or Level 3 financial instruments under ASC 820 as of December 31, 2012 or 2011.

Gains and losses related to changes in the fair value of these financial instruments were included in the Company's Consolidated Statement of Operations.

	Type	Years Ended December 31, 2012	2011	2010	Statement of Operations Classification
		(in thousands)			
Change in fair value of bullion held	Unrealized gain (loss)	$ 58	$ (429)	$ -	Other (expense) income
Bullion converted pursuant to dividend program (See Note 3)	Realized gain (loss)	$ (64)	$ -	$ -	Other (expense) income
Receivables related to unsettled invoices Provisionally priced sales [1]	Derivative gain (loss)	$ 219	$ (126)	$ 359	Sales of metals concentrate, net

(1) These sales contain an embedded derivative related to the provisional pricing mechanism which is bifurcated and accounted for as a derivative. At the end of each reporting period, the Company records an adjustment to revenue to mark-to-market outstanding provisional invoices. Because these provisionally priced sales have not yet settled, the mark-to-market adjustment related to these invoices is included in sales of metals concentrate, net as of each reporting date.

3. Gold and Silver Bullion

Beginning in 2011, the Company began to invest a portion of its treasury in physical gold and silver bullion and continues to do so. During the year ended December 31, 2012, the Company purchased approximately 1,974 ounces of gold and 59,001 ounces of silver at market prices for a total cost of $5.2 million. During the year ended December 31, 2011, we purchased approximately 868 ounces of gold and 41,728 ounces of silver at market prices for a total cost of $3.0 million. The bullion was purchased to diversify the Company's treasury and is being used in conjunction with a recently adopted program offering shareholders the ability to convert their cash dividend into gold and silver bullion. During the year ended December 31, 2012, approximately 1,068 ounces of gold and 5,234 ounces of silver were converted into gold and silver bullion and distributed under this dividend program, resulting in a realized loss of $0.1 million in that year. No gold or silver bullion was distributed under the dividend program during 2011 or 2010.

The Company values its gold and silver bullion based on guidelines established by ASC 820, as described further in Note 2. The table below shows the balance of the Company's holdings of bullion as of December 31, 2012 and 2011.

	2012 Gold	2012 Silver	2011 Gold	2011 Silver
	(in thousands, except ounces and per ounce)		(in thousands, except ounces and per ounce)	
Ounces	1,774	95,495	868	41,728
Average cost per ounce	$ 1,683.08	$ 33.45	$ 1,720.93	$ 35.55
Fair value per ounce	$ 1,659.83	$ 30.00	$ 1,574.50	$ 28.32
Total cost	$ 2,986	$ 3,194	$ 1,494	$ 1,484
Total fair value	$ 2,945	$ 2,864	$ 1,367	$ 1,182

4. Inventories

Inventories at December 31, 2012 and 2011 consisted of the following:

	2012	2011
	(in thousands)	
Ore stockpiles - underground mine	$ 1,466	$ 1,629
Concentrates	3,305	663
Materials and supplies	2,762	1,951
Inventories- current	7,533	4,243
Ore stockpiles - open pit mine	809	-
Inventories- non-current	809	-
Total inventories	$ 8,342	$ 4,243

5. Mineral Properties

The Company has an interest in five properties within the State of Oaxaca, Mexico, the *El Aguila* Project, the *El Rey* property, the *Las Margaritas* property, the *Alta Gracia* property and the *El Chamizo* property. The *El Aguila* and *El Aire* concessions make up the *El Aguila* Project and the *La Tehuana* concession makes up the *Las Margaritas* property. All properties are located within trucking distance to the *El Aguila* mill.

The *El Aguila* Project: Effective October 14, 2002, the Company leased three mining concessions, *El Aguila, El Aire,* and *La Tehuana,* totaling 1,896 hectares. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. Subject to minimum exploration requirements, there is no expiration term for the lease. The Company may terminate the lease at any time upon written notice to the lessor and the lessor may terminate the lease if the Company fails to fulfill any of its obligations. The Company subsequently acquired two additional concessions, *El Chacal* and *El Pilon*, totaling 1,445 hectares, from the same third party, who is entitled to receive a 2% royalty on future production.

The Company has filed for and received additional concessions for the *El Aguila* Project that total an additional 17,639 hectares. These additional concessions are not part of the concessions discussed above. The Company's total interest in the *El Aguila* Project aggregates 20,980 hectares.

The *El Rey* Property: The *El Rey* property consists of concessions in another area in the state of Oaxaca known as *El Rey, El Virrey, La Reyna* and *El Marquez.* We acquired the *El Rey* concession from our former consultant and it is subject to a 2% net smelter return royalty payable to him on a portion of the claims. We obtained the remaining concessions by staking claims and filing for concessions with the Mexican government. These concessions total 2,773 hectares.

The *El Rey* property is an exploration stage property with no known reserves. It is approximately 64 kilometers (40 miles) from the *El Aguila* Project. There is no plant or equipment on the *El Rey* property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be transported by truck and processed at the *El Aguila* Project mill.

The *Las Margaritas* Property: The *Las Margaritas* property is made up of the *La Tehuana* concession. The Company leased this property in October 2002. It is comprised of approximately 925 hectares located adjacent to the *El Aguila* property. To date, the Company has conducted limited drilling surface sampling, geologic mapping and continues to define drill targets for future exploration drill programs.

The *Solaga* Property: In February 2007, the Company leased a 100% interest in a property known as the *Solaga* property for a primary term of eight years. In early 2013, the Company terminated its interest in this lease.

The *Alta Gracia* Property: In August 2009, the Company acquired property adjacent to the *Las Margaritas* property in the *Alta Gracia* mining district by filing concessions under the Mexican mining laws. The Company refers to this property as the *Alta Gracia* property. These properties are comprised of three mining concessions, the *David 1*, the *David 2* and *La Hurradura.* The concessions total 5,175 hectares. The Company has conducted limited surface sampling, geologic mapping and drilling initial targets.

The *El Chamizo* Property: In June 2011, the Company acquired an additional property between the *El Rey* property and *Alta Gracia* property by staking mineral claims consisting of approximately 26,386 hectares (101 square miles) which it refers to as the "*El Chamizo*" property. With the acquisition of *El Chamizo*, the Company has extended its land position along what is known as the *San Jose* structural corridor to 48 kilometers. There has been limited exploration activity at *El Chamizo* to date.

As of December 31, 2012, none of the mineralized material at the Company's properties met the SEC's definition of proven or probable reserves.

6. Property and Equipment

At December 31, 2012 and 2011, property and equipment consisted of the following:

	2012	2011
	(in thousands)	
Trucks and autos	$ 1,631	$ 1,095
Building	1,737	1,737
Office furniture and equipment	2,275	1,768
Machinery and equipment	11,474	7,245
Subtotal	17,117	11,845
Accumulated depreciation	(3,067)	(1,527)
Total property and equipment, net	$ 14,050	$ 10,318

Depreciation expense for years ended December 31, 2012, 2011 and 2010 was $1.5 million, $0.9 million and $0.3 million, respectively. The Company did not have any significant asset disposals in 2012 and 2011.

7. Income Taxes

The Company files income taxes on an entity basis. Gold Resource Corporation files as a U.S. Corporation ("U.S. Operations") and the Company's subsidiaries file in Mexico and Turkey.

For financial reporting purposes, net income (loss) before income taxes and extraordinary item include the following components:

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
U.S. Operations	$ (13,045)	$ (11,443)	$ (7,187)
Foreign Operations	60,013	59,531	(15,887)
Total income(loss) before income taxes and extraordinary item	$ 46,968	$ 48,088	$ (23,074)

The Company's income tax provision consisted of:

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Current taxes:			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	22,067	17,827	-
Total current taxes	$ 22,067	$ 17,827	$ -
Deferred taxes:			
Federal	$ 2,913	$ (4,005)	$ -
State	298	(372)	-
Foreign	(11,981)	(25,487)	-
Total deferred taxes	$ (8,770)	$ (29,864)	$ -
Total income provision	$ 13,297	$ (12,037)	$ -

The provision for income taxes for the years ended December 31, 2012, 2011 and 2010, differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income from operations as a result of the following differences:

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Tax at statutory rates	$ 16,031	$ 15,987	$ (8,076)
U.S Operations - state income tax impact	345	(372)	(234)
Mexico Operations - tax rate impact	(2,826)	(2,856)	794
Dividends, net of foreign tax credits	2,050	-	-
Return to provision	1,161	-	-
Change in deferred tax assets	1,400	2,820	-
Change in valuation allowance	(4,644)	(28,574)	7,515
Other	(220)	958	1
Tax provision	$ 13,297	$ (12,037)	$ -

Undistributed earnings of the Company's foreign subsidiaries were approximately $58.7 million at December 31, 2012. These earnings are considered to be indefinitely reinvested, and do not include earnings which are considered distributed. According, no provision for U.S. federal and state income taxes has been provided for on those earnings. If the Company were to separate those earnings, in the form of dividends or otherwise, the company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The Company files income taxes on an entity basis. Gold Resource Corporation files a U.S. tax return and the Company's subsidiaries each file separate tax returns in Mexico and Turkey.

The Company, on an entity-by-entity basis, evaluates the evidence available to determine whether a valuation allowance is required on the deferred tax assets. During 2011, the company determined that deferred tax assets attributable to Gold Resources Corporation and Don David Gold Mexico were "more likely than not" recoverable and recorded a reduction in the valuation allowance of $28.6 million. During the fourth quarter of 2012, the Company determined that the remaining deferred tax assets of Don David Gold Mexico were "more likely than not" recoverable and recorded a reduction in the valuation allowance of $4.6 million. Management's assessment was based on the increased Don David Gold Mexico 2012 gross profits and net income, forcasted contributed future profits and the projected 2013 payment of dividends (which is treated as dividend income for income tax purposes) to the U.S. parent.

Deferred tax assets and liabilities are determined on an entity-by-entity basis based on the differences between the U.S. GAAP financial statement and tax basis of assets and liabilities using the U.S. Mexico and Turkey enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently, or in future years, related to cumulative temporary differences between the tax bases of assets and liabilities and amounts reported in the Company's balance sheet. These items are generally deductible for tax purposes in different periods and in different amounts than the expense recognized for financial reporting purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2012 and 2011 are presented below:

	At December 31,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Tax loss carryforward		
U.S. Operations	$ 1,213	$ 10,187
Mexico Operations	-	3,595
Property and equipment	17,612	15,589
Stock-based compensation	5,187	4,404
Accrued royalties and other liabilities	848	811
Foreign tax credits	7,691	100
Other	1,129	593
Total deferred tax assets	33,680	35,279
Valuation allowance	-	(4,644)
Deferred tax assets after valuation allowance	$ 33,680	$ 30,635

Deferred tax liabilities	$ -	$ -
Net deferred tax asset	$ 33,680	$ 30,635

At December 31, 2012, the Company has U.S. tax loss carry-forwards for U. S. tax purposes approximating $1.2 million, which expire between 2026 and 2029, and foreign tax credits of $7.7 million that expire between 2023 and 2024.

As of December 31, 2012, the Company believes that it has no liability for uncertain tax provisions. If the Company were to determine there were an uncertain tax provisions, the Company would recognize the liability and related interest and penalties within income tax expense.

Currently the Company is not subject to any income tax examinations in any jurisdiction, however to the extent that net operating losses have been utilized in either the current or preceding years such losses may be subject to future income tax examination.

8. Asset Retirement Obligation

The Company's asset retirement obligation ("ARO") relates to the estimated reclamation, remediation, and closure costs for its *El Aguila* Project. The following table presents the changes in ARO for the years ended December 31, 2012 and 2011.

	2012	**2011**
	(in thousands)	
Asset retirement obligation – opening balance	$ 2,281	$ 2,495
Additions and changes in estimates	258	-
Foreign currency exchange gain (loss)	170	(296)
Accretion	81	82
Asset retirement obligation – ending balance	$ 2,790	$ 2,281

9. Commitments and Contingencies

Operating leases

The Company leased office space in Denver, Colorado under an agreement that expired in February 2011. Rent expense for 2011 and 2010 was $6,000 and $30,700, respectively. In November 2012, the Company entered into a three year lease agreement to lease office space in Denver, Colorado commencing January 1, 2013. One of the Company's subsidiaries also leased office space in Oaxaca City, Oaxaca. The subsidiary entered into a ten year lease commencing January 1, 2012. Rent expense for 2012 under this lease was $72,000.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012.

Years Ended December 31,	
2013	$ 128,000
2014	130,000
2015	131,000
2016	72,000
2017	72,000
Thereafter	288,000
Total	$ 821,000

Employment agreements

The Company has entered into certain employment agreements with senior executive employees and key management employees. Under these agreements, the Company paid employee base salary compensation of $2.5 million in 2012 and will have a contractual obligation to pay employee salary compensation of $2.6 million, $2.4 million and $1.2 million in 2013, 2014 and 2015, respectively.

10. Shareholders' Equity

All of the financial information in this report has been adjusted to reflect the effect of the two-for-one stock split that was effective February 21, 2005, whereby the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $0.001, was issued for each common share outstanding as of that date.

The Company was formed August 24, 1998 by William W. Reid and David C. Reid (the "Founders"). During 1998 and 1999, the Founders received 3,800,000 shares of common stock valued at $2,000 for administrative and organization expenses. The Company remained generally inactive through 1999.

Commencing July 1, 2000, the Company and US Gold Corporation, a publicly traded Colorado corporation, entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001. Under this management contract, US Gold was issued 2,560,000 shares of common stock of the Company. The 2,560,000 shares were valued at $392,000 or approximately $0.17 per share. Through this arrangement, the Company benefited from experienced management without the need to raise cash for the related cost of such management and administration. The Company was, however, responsible for all additional funding needed.

During 2001, the Founders made convertible debenture loans in the amount of $50,000 to the Company and then converted those debentures into 200,000 shares of common stock of the Company at a conversion price of $0.25 per share.

In September 2001, the Company commenced the sale of its common shares under exemptions offered by federal and state securities regulations. During 2001, the Company sold 820,000 shares at $0.25 per share (total $205,000).

During 2002, the Company sold 392,000 shares at $0.25 per share ($98,000) to various parties and 1,351,352 shares at approximately $0.17 per share ($225,000) to an institutional investor, RMB International (Dublin) Limited ("RMB").

During 2003, the Company sold 577,000 shares at $0.25 per share raising net proceeds of $145,000. Effective September 30, 2003, US Gold acquired the RMB shares in exchange for US Gold shares, and terminated the obligation of the Company to pay RMB approximately $25,000 in transaction costs, which was added back into paid-in-capital.

During 2004, the Company sold 608,000 shares at $0.25 per share raising net proceeds of $152,000. Also during 2004, the Company issued 1,200,000 shares valued at approximately $0.42 per share to Canyon Resource Corporation for repayment of a loan for funding of exploration cost at the *El Aguila* property. Also during 2004, the Company made a stock grant of 600,000 shares at $0.25 per share or $150,000 to a consultant of the Company.

Effective January 2, 2005, the Company granted common stock awards to its two executive officers and a consultant of an aggregate 1,750,000 shares for services performed during 2004 and 2005. The shares were valued at $438,000 (or $0.25 per share) which was recorded as stock-based compensation expense of $350,000 in 2004 and $87,000 in 2005. In this issuance of common stock, William W. Reid received 1,000,000 shares, David C. Reid received 500,000 shares and the consultant received 250,000 shares

During 2005, an individual exercised stock options for 10,000 shares for $2,500. In June 2005, the Company issued 1,280,000 shares to US Gold Corporation in satisfaction of $320,000 owed for a prior year management contract.

During 2005, the Company sold 428,000 shares to individual investors for cash proceeds of $145,000 (276,000 shares at $0.25 per share and 152,000 shares at $0.50 per share).

In addition, during July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited ("Heemskirk"), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder's fee of 140,000 shares was paid to a third party (resulting in a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder's fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder's fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1.3 million ($0.47 per share).

During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a registration statement filed with the SEC that was declared effective on May 15, 2006. The Company received cash proceeds of $4.4 million (net of finders' fees of $249,000).

During 2006, the Company completed a private placement of 4,322,000 shares of common stock at $1.20 per share, and received net cash proceeds of $4.9 million, after deducting finders' fees of $258,000. The Company also issued 257,700 shares of common stock as finders' fees in connection with this private placement.

During 2006, the Company received cash proceeds of $60,000 pursuant to the exercise of options to purchase 240,000 shares at $0.25 per share.

In May 2006, the Company made a common stock award of 100,000 shares to a director. These shares were valued at $100,000. In December 2006, the Company made a common stock award of 35,000 shares to two employees. These shares were valued at $60,000. In October 2006, the Company issued 250,000 shares of restricted common stock in exchange for investor relations services. These shares were valued at $275,000.

Pursuant to a contract effective November 1, 2006, the Company agreed to issue a series of shares of common stock to a consultant performing investor relations work on its behalf. The 30,000 shares issued in 2006 were valued at $1.50 per share, or $45,000. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $73,000. The 30,000 shares issued in May 2007 were valued at $3.39 per share or $102,000. In November 2007, 30,000 shares were issued at a value of $4.14 per share or $124,000, and 20,000 shares were issued at a value of $4.235 per share or $85,000. The Company agreed to issue an additional 10,000 shares for services performed during December 2007 valued at $4.375 per share or $44,000. On May 1, 2007, the Company entered into an investor relations contract for international investors that required the issuance of 50,000 shares of common stock during the second quarter of 2007. These shares were valued at fair market value of $148,000.

On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed in Mexico. These shares were valued at $3.68 per share or $55,000 and were recorded as stock compensation during the year ended December 31, 2007.

On December 5, 2007, the Company completed the sale of 5,558,500 shares of common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22.2 million. The sales were made pursuant to a subscription agreement between the Company and each subscriber. In connection with the private placement, the Company agreed to pay finders' fees of $522,000 cash and 263,900 shares of common stock.

Effective January 13, 2008, the Company agreed to issue 10,000 shares of common stock for investor relations consulting services. The 10,000 shares were valued at $4.25 per share or $42,000.

During the year ended December 31, 2008, a Director of the Company exercised options to purchase 100,000 shares of the Company's common stock at the exercise price of $1 per share for total cash proceeds of $100,000.

Effective July 28, 2008, an officer exercised options to purchase 87,000 shares of common stock at $1.00 per share. The officer elected the "cashless exercise" method for payment, under which he immediately surrendered 19,333 shares of common stock that he would have otherwise been entitled to receive. These shares were valued at $4.50 per share, for a total valuation of $87,000. The transaction resulted in a net increase of 67,667 common shares outstanding.

Effective October 12, 2008, a consultant exercised options to purchase 81,000 shares of common stock at $1.00 per share for cash proceeds of $81,000. In addition, the consultant exercised options to purchase 19,000 shares using the "cashless exercise" method of payment, under which he immediately surrendered 7,063 shares of common stock that he would have otherwise been entitled to receive. The 7,063 shares were valued at $2.69 per share, for a total valuation of

$19,000 and resulting in a net issuance of 11,937 shares. As a result of both transactions, common shares outstanding increased by 92,937 shares.

On December 5, 2008, the Company entered into a subscription agreement and a strategic alliance agreement with Hochschild Mining Holdings Limited (Hochschild). Under the terms of the subscription agreement, the Company sold 1,670,000 shares of its common stock to Hochschild at $3.00 per share for total cash proceeds of $5.0 million. Under the terms of the strategic alliance agreement the Company granted Hochschild an option to purchase an additional 4,330,000 shares of its common stock at a price of $3.00 per share for total cash proceeds of $13 million. The option was exercised on February 25, 2009. The strategic alliance agreement also contains a number of additional covenants between the parties.

On June 30, 2009, the Company entered into a subscription agreement with Hochschild to sell 5,000,000 shares of its common stock at a price of $4.00 per share, or a total of $20 million. The transaction was completed in two tranches. Simultaneously with the execution of the subscription agreement, the Company sold 1,250,000 shares of common stock for gross proceeds of $5 million. The closing for the remaining 3,750,000 shares of common stock was held on July 20, 2009. The Company agreed to reserve $4 million of the gross proceeds for exploration activities.

Effective October 2, 2009, a consultant exercised options to purchase 50,000 shares of common stock at $3.68 per share for total cash proceeds of $184,000.

On December 17, 2009, the Company entered into a subscription agreement with Hochschild to sell 1,954,795 shares of restricted common stock at $8.185 per share for gross proceeds of $16 million. The Company agreed to reserve $8 million of the proceeds for underground mining expenses at the *La Arista Vein*.

During 2009, the Company issued 677,933 shares of common stock pursuant to the exercise of stock options by officers and directors. Two option-holders exercised 913,000 options using the "cashless exercise" method for payment, whereby each option-holder immediately surrendered shares of common stock that he would have otherwise been entitled to receive. In the aggregate, the option-holders exercised 913,000 options and immediately surrendered 235,067 shares of common stock, resulting in a net issuance of 677,933 shares of common stock. The Company received no cash proceeds in the transactions.

On March 8, 2010, the Company issued 600,000 restricted shares of common stock at $8.62 per share to Hochschild pursuant to the strategic alliance agreement. The Company received cash proceeds of $5.2 million.

On May 7, 2010, the Company agreed to issue 50,000 shares of common stock to an individual investor. The transaction was valued at $10.77 per share based upon the quoted market price of the common stock, and consisted of cash proceeds of $232,000, or $4.63 per share, and stock compensation expense of $307,000, or $6.14 per share.

On May 26, 2010, the Company issued 631,579 restricted shares of common stock at $9.50 per share to Hochschild pursuant to a subscription agreement in connection with the parties' strategic alliance. The Company received cash proceeds of $6 million.

On September 23, 2010, the Company completed a financing transaction whereby it sold 3,475,000 shares of restricted common stock at $16.00 per share for net proceeds of $52 million to various institutional investors. Jefferies & Company Inc. acted as the placement agent in connection with the transaction, and was compensated in the amount of approximately $3.6 million.

Dividends

The Company declared commercial production July 1, 2010 and, between July 1, 2010 and December 31, 2012, has declared monthly cash dividends totaling $1.37 per share of common stock in thirty dividend payments to shareholders of record. The Company declared dividends of $36.5 million and paid dividends of $35.9 million during the year ended December 31, 2012. During the year ended December 31, 2011, the Company declared dividends of $26.5 million and paid dividends of $25.4 million. The Board of Directors has authorized the Company's dividends to be charged to paid-in-capital until such time as the Company has retained earnings, at which time any subsequent dividends will be charged to retained earnings. Subsequent to December 31, 2012, the Company declared a regular monthly cash dividend of $0.06 per common share in January and February 2013.

Other Matters

On September 23, 2011, the Board of Directors approved a share repurchase program pursuant to which the Company may repurchase up to $20 million of its common stock from time to time in market transactions. There is no pre-determined end date associated with the share repurchase program. As of December 31, 2012, the Company had repurchased 336,398 shares of common stock for $5.9 million.

11. Concentrate Sale Settlements

The Company records adjustments to sales of metals concentrate that result from final settlement of provisional invoices in the period that the final invoice settlement occurs. The Company also reviews assays taken at the mine site on its concentrate shipments, upon which the Company's provisional invoices are based, to assays obtained from samples taken at the buyer's warehouse prior to final settlement, upon which the final invoices are in part based, to assess whether an adjustment to sales is required prior to final invoice settlement. These adjustments resulted in a decrease to sales of $3.1 million for the year ended December 31, 2012, a decrease to sales of $0.6 million for the year ended December 31, 2011 and an increase to sales of $0.2 million for the year ended December 31, 2010. The net reduction to sales of $3.1 million for 2012 principally resulted from a settlement agreement with the buyer of our concentrates involving a dispute over the concentrate metallurgical content relating to the transportation, handling, control and sampling of those concentrates at the buyer's warehouse, and the resulting assays that were obtained from those samples. The settlement agreement required the buyer to pay the Company $1.5 million, representing the amount by which provisional invoices for April, May and June 2012 exceeded the tentative settlement value, based on assays taken at the buyer's warehouse. The settlement agreement also required the Company to accept the final settlement value, based on assays taken at the buyer's warehouse, for shipments made in February and March 2012.

In addition to the final settlement adjustments on provisional invoices, the Company records a sales adjustment to mark-to-market outstanding provisional invoices at the end of each reporting period. These adjustments resulted in an increase to sales of $0.2 million for the year ended December 31, 2012, a decrease to sales of $0.1 million for the year ended December 31, 2011 and an increase to sales of $0.4 million for the year ended December 31, 2010.

Smelter refining fees, treatment charges and penalties are netted against sales of metals concentrates in the consolidated statement of operations. Total charges for these items totaled $16.9 million, $11.4 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

12. Employee Benefits

401(k) Plan

Effective October 2012, the Company adopted a profit sharing plan which covers all U.S. employees. The Plan meets the requirements of a qualified retirement plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan provides eligible employees the opportunity to make tax deferred contributions to a retirement trust account up to 45% of their qualified wages, subject to a maximum of $17,000 annually or $22,500 for employees over the age of 50. The Company will match 100% of the employee's deferred contribution for contributions representing up to 100% of each participating employee's deferred earnings. Employees vest in the Company's matching contribution immediately. The Company's matching contribution expense amounted to $0.1 million and the unfunded matching contribution obligation was $0 million for the year ended December 31, 2012.

13. Stock Options

The Company has a non-qualified stock option and stock grant plan under which equity awards may be granted to key employees, directors and others (the "Plan"). The Plan is administered by the Board of Directors, which determines the terms pursuant to which any option is granted. The maximum amount of common stock subject to grant under the Plan is 10 million shares. As of December 31, 2012, there were 1.9 million shares available for future grant under the Plan.

A summary of activity under the Plan as of December 31, 2012 is presented below:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in yrs)		Aggregate Intrinsic Value
Outstanding as of January 1, 2012	5,160,000	$	8.51	6.2	$	70,116,500
Granted	1,562,000		21.05			
Reissued	1,270,000		17.64			
Exercised	(100,000)		21.30			
Forfeited	(1,872,000)		24.37			
Outstanding as of December 31, 2012	6,020,000	$	8.55	6.1	$	46,698,100
Vested and exercisable as of December 31, 2012	3,840,000	$	3.41	4.2	$	46,065,400

The weighted-average grant date fair value of options granted during the years ended December 31, 2012, 2011, and 2010 was $11.01, $15.94 and $12.34, respectively. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 as $1.6 million, $5.4 million and $1.1 million, respectively. The Company did not receive any cash proceeds from options exercised during 2012.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Outstanding				Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Term (in yrs)		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$0.25	1,400,000	1.0	$	0.25	1,400,000	$	0.25
$3.40 - 3.95	2,000,000	5.7	$	3.68	2,000,000	$	3.68
$10.10 - $20.51	2,620,000	9.2	$	16.69	440,000	$	12.29
	6,020,000				3,840,000		

The fair value of stock option grants is amortized over the respective vesting period. Total stock-based compensation expense related to stock options allocated among production costs and general and administrative expense for the years ended December 31, 2012, 2011 and 2010 was $6.6 million, $6.6 million $2.7, respectively. Below is a table of stock-based compensation expense allocated between production and general and administrative expense for the years ended December 31, 2012, 2011 and 2010:

		2012		2011 *(in thousands)*		2010
Production costs	$	1,737	$	4,336	$	587
General and administrative expenses		4,863		2,234		2,107
Total stock-based compensation	$	6,600	$	6,570	$	2,694

In August 2012, the Company offered certain employees the option to cancel their unexercised stock options in exchange for an equal number of new stock options at a lower exercise price, and subject to a new three-year graded vesting period. As of December 31, 2012, thirteen employees elected to participate in the offer, which resulted in 1.3 million outstanding stock options with an exercise period of 10 years being cancelled at exercise prices ranging from $22.45 to $27.95 per share. Replacement options of 1.3 million with an exercise period of 10 years were issued on August 14, 2012, at an exercise price of $17.64 per share. The cancellation and reissuance of these stock options was treated as a modification pursuant to ASC 718 and, accordingly, total stock-based compensation expense related to these awards increased $1.5 million, which will be recognized over the new vesting period.

The estimated unrecognized stock-based compensation expense from unvested options as of December 31, 2012 was approximately $17.1 million, which is expected to be recognized over the remaining vesting periods of up to 3.0 years.

The assumptions used to determine the value of our stock-based awards under the Black-Scholes method are summarized below:

	2012	2011	2010
Risk-free interest rate	0.62% - 2.31%	1.97% - 3.37%	2.64% - 3.07%
Dividend yield	2.47% - 3.14%	1.98% - 2.08%	0.56% - 2%
Expected volatility	62.94% - 67.20%	67.47% - 68.62%	71%
Expected life in years	5-10	10	10

14. Other (expense) income

During the years ended December 31, 2012, 2011 and 2010, other (expense) income consisted of the following:

	2012	2011	2010
		(in thousands)	
Currency exchange (loss) gain	$ (2,881)	$ 2,732	$ (330)
Unrealized gain (loss) from gold and silver bullion held	58	(429)	-
Realized (loss) from gold and silver bullion converted	(64)	-	-
Interest income	122	102	99
Other income (expense)	29	9	(4)
Total other (expense) income	$ (2,736)	$ 2,414	$ (235)

15. Net Income (Loss) Per Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is calculated based on the assumption that stock options outstanding, which have an exercise price less than the average market price of the Company's common shares during the year, have been exercised on the later of the beginning of the year or the date granted and that the funds obtained from the exercise were used to purchase common shares at the average market price during the year.

	Year Ended December 31,		
	2012	2011	2010
Net income (loss) before extraordinary item	33,671	60,125	(23,074)
Extraordinary items	-	(1,756)	-
Net income (loss)	$ 33,671	$ 58,369	$ (23,074)
Basic weighted average shares of common stock	52,846,163	52,979,481	50,042,471
Dilutive effect of stock options	3,469,722	3,435,173	-
Diluted weighted average common shares outstanding	56,315,885	56,414,654	50,042,471
Basic:			
Net income (loss) per basic share before extraordinary item	$ 0.64	$ 1.13	$ (0.46)
Extraordinary item	-	(0.03)	-
Net income (loss) per basic share	$ 0.64	$ 1.10	$ (0.46)
Diluted:			
Net income (loss) per diluted share before extraordinary	$ 0.60	$ 1.06	$ (0.46)
Extraordinary item	-	(0.03)	-
Net income (loss) per diluted share	$ 0.60	$ 1.03	$ (0.46)

Stock options totaling 0 million and 0.8 million as of December 31, 2012 and 2011, respectively, were excluded from the computation of diluted weighted average shares outstanding. The exercise price of those stock options exceeded the average market price of the Company's common shares of $22.07 and $24.32 for the years ended December 31, 2012 and 2011, respectively. Stock options totaling 4.9 million as of December 31, 2010 were excluded from the computation of diluted weighted average shares outstanding as the effect would have been anti-dilutive.

16. Quarterly Financial Data (Unaudited)

The following represents selected information from our unaudited quarterly Statements of Operations Consolidated for the years ended December 31, 2012 and 2011.

	2012			
	First Quarter (as restated)	Second Quarter (as restated)	Third Quarter	Fourth Quarter
Sales of metals concentrate, net	$ 36,665	$ 30,700	$ 36,490	$ 27,939
Mine gross profit	29,886	17,926	23,773	16,188
Operating income	21,548	8,178	13,564	6,414
Other (expense) income	(1,989)	692	(485)	(954)
Net income before extraordinary item	13,504	4,128	7,297	8,742
Net income	$ 13,504	$ 4,128	$ 7,297	$ 8,742
Net income per common share:				
Basic:				
Before extraordinary item	$ 0.26	$ 0.08	$ 0.14	$ 0.18
Basic:	$ 0.26	$ 0.08	$ 0.14	$ 0.18
Diluted:				
Before extraordinary item	$ 0.24	$ 0.07	$ 0.13	$ 0.17
Diluted:	$ 0.24	$ 0.07	$ 0.13	$ 0.17
Weighted average shares outstanding:				
Basic	52,898,984	52,909,756	52,848,586	52,728,590
Diluted	56,362,916	56,443,419	56,254,632	55,846,375

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales of metals concentrate, net	$ 11,280	$ 20,664	$ 37,781	$ 35,438
Mine gross profit	7,117	15,364	29,886	28,154
Operating income	2,153	6,724	21,871	14,926
Other (expense) income	(120)	(23)	2,476	81
Net income before extraordinary item	2,033	4,895	15,216	37,981
Extraordinary item	-	(1,756)	-	-
Net income	$ 2,033	$ 3,139	$ 15,216	$ 37,981
Net income per common share:				
Basic:				
Before extraordinary item	$ 0.04	$ 0.09	$ 0.29	$ 0.72
Extraordinary item	-	(0.03)	-	-
Net income	$ 0.04	$ 0.06	$ 0.29	$ 0.72
Diluted:				
Before extraordinary item	$ 0.04	$ 0.09	$ 0.27	$ 0.68
Extraordinary item	-	(0.03)	-	-
Net income	$ 0.04	$ 0.06	$ 0.27	$ 0.68
Weighted average shares outstanding:				
Basic	52,998,303	52,998,303	52,997,194	52,924,736
Diluted	57,840,414	56,545,865	56,357,096	56,209,896

17. Related Party Transactions

During 2010 the Company employed an individual who served as the general manager of the Company's Mexico operations on a contract consulting basis. This individual was paid $145,000 for his services as general manager in 2010. After 2010, the Company no longer employed this individual and, accordingly, no longer considers this individual to be a related party. The Company leased, and continues to lease, portions of the *El Aguila*, *El Rey* and *Las Margaritas* mining concessions from this individual. This individual is also a part owner in an entity from which the Company leased its interest in the *Solaga* property. See also the discussion regarding these leases in Note 5, "Mineral Properties."

18. Extraordinary Item - Flood

On April 20, 2011, the *El Aquila* Project experienced a rain and hail storm that was unusual and infrequent to the area which flooded the *La Arista* underground mine and damaged roads, buildings and equipment. The Company experienced resultant property damage of approximately $2.5 million, for which it recorded an extraordinary loss of $1.8 million, net of a $0.8 million income tax benefit, for year ended December 31, 2011. The Company has filed an insurance claim to recover damages and losses resulting from business interruption. It is unknown how much, if anything, the Company will recover.

19. Legal Proceedings

On October 25, 2012, a purported securities class action lawsuit captioned *Scott Cantor, on Behalf of Himself and All Others Similarly Situated v. Gold Resource Corporation et al.,* was filed in the U.S. District Court for the District of Colorado and on November 13, 2012, a similar case captioned *Robert Rhodes, on Behalf of Himself and All Others Similarly Situated v. Gold Resource Corporation et al.,* was filed in the same court. The cases were subsequently consolidated into *In re Gold Resource Corp. Securities Litigation, No.1:12-cv-02832.* This federal court action names the company and certain of its executive officers individually as defendants and alleges, among other things, that we and those officers violated Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 in connection with statements relating to our annual production targets and mine operations. The plaintiffs seek damages, including interest, equitable relief and reimbursement of the costs and expenses they incur in the lawsuit. We believe the allegations are without merit and that we have valid defenses to such allegations. We intend to defend this action vigorously.

On February 8, 2013, a shareholder's derivative lawsuit entitled *City of Bristol Pension Fund v. Reid et al., No. 1:13-CV-00348* was filed in the U.S. District Court for the District of Colorado naming us as a nominal defendant, and naming seven of our current and former officers and directors as defendants. The lawsuit alleges breach of fiduciary duty, gross mismanagement and unjust enrichment and seeks to recover, for Gold Resource Corporation's benefit, unspecified damages purportedly sustained by us in connection with the alleged misconduct identified in the class action lawsuit discussed above and an award of attorney's fees and costs. Pursuant to our articles of incorporation, we are obligated to indemnify our officers and directors with respect to this litigation and our company will bear the cost associated with defense of these claims. We are investigating the claims alleged in the derivative lawsuit and will respond appropriately.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in our accountants during the last two fiscal years, and we have not had any disagreements with our existing accountants during that time.


VASQUEZ
MSA





"Engineered from day one to maximize shareholder value"

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Gold Resource Corp. the NYSE Composite Index, and the S&P/TSX Global Gold Index



$700
$600
$500
$400
$300
$200
$100
$0
12/07
12/08
12/09
12/10
12/11
12/12
Gold Resource Corp.
NYSE Composite
S&P/TSX Global Gold

COMPARISON OF CUMULATIVE TOTAL RETURN

Company/Index	Base Period 12/31/07	Base Period 12/31/08	Base Period 12/31/09	Base Period 12/31/10	Base Period 12/31/11	Base Period 12/31/12
Gold Resource Corporation	$100	$78.65	$252.81	$665.55	$490.96	$367.38
NYSE Composite	$100	$60.74	$77.92	$88.36	$84.96	$98.55
S&P/TSX Global Gold	$100	$81.17	$102.84	$137.44	$115.88	$101.10

STOCK PERFORMANCE 2012

Year Ending December 31, 2012	High	Low
First Quarter	$27.74	$21.65
Second Quarter	$28.37	$21.03
Third Quarter	$26.96	$16.54
Fourth Quarter	$21.98	$12.13

STOCK PERFORMANCE 2011

Year Ending December 31, 2011	High	Low
First Quarter	$29.90	$21.16
Second Quarter	$31.38	$21.76
Third Quarter	$28.74	$16.65
Fourth Quarter	$24.19	$15.06

CORPORATE INFORMATION

Management & Directors

William (Bill) W. Reid
Chief Executive Officer and Chairman

Jason Reid
President and Director

Rick Irvine
Chief Operating Officer

Brad Blacketor
Chief Financial Officer

Barry Devlin
Vice President of Exploration

Jesus Rivera
Project Manager

Bill M. Conrad
Independent Director

Isac Burstein
Vice President of Business Development for Hochschild Mining plc

Tor Falck
Independent Director

Gary Huber
Independent Director

Corporate Information

Transfer Agent
Computershare
Denver, CO
(800) 962-4284
(781) 575-3120

Auditor
KPMG
Denver, CO
303-296-2323 (Office)
*as of Q1 2013

Legal Counsel
Dufford & Brown, P.C.
Denver, CO
303-861-8013 (Office)

The Company will provide at no charge a copy of our report on Form 10K upon request. Please direct such request in writing to Greg Patterson at 2886 Carriage Manor Point, Colorado Springs, CO 80906

Exchange and Stock Information

(as of December 31, 2012)

Closing price per share: $15.41
Exchange: NYSE MKT (GORO)
Shares Outstanding: 52,679,369
Shareholders of Record: ~115


Gold Resource Corporation

2886 Carriage Manor Point • Colorado Springs, Colorado • 80906
303-320-7708 Office • 303-320-7835 Fax
www.goldresourcecorp.com


Engineered
from day one
to maximize
shareholder
value


GOLD RESOURCE CORPORATION
2010
1 OZ .999 FINE SILVER